Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

CALIFORNIA RESOURCES CORPORATION,

BERRY CORPORATION (BRY)

and

DORNOCH MERGER SUB, LLC

Dated as of September 14, 2025

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4.4	Consents	14
4.5	Company Reports; Financial Statements; Internal Controls	15
4.6	Absence of Certain Changes or Events	17
4.7	No Undisclosed Material Liabilities	17
4.8	Information Supplied	17
4.9	Company Permits; Compliance with Applicable Law	18
4.10	Employee Benefits	18
4.11	Labor Matters	21
4.12	Taxes	22
4.13	Litigation	24
4.14	Intellectual Property	25
4.15	Real Property	26
4.16	Oil and Gas Matters	28
4.17	Environmental Matters	30
4.18	Material Contracts	31
4.19	Hedging Transactions	34
4.20	Insurance	34
4.21	Brokers	35
4.22	Related Party Transactions	35
4.23	Regulatory Matters	35
4.24	Takeover Laws	36
4.25	Anti-Corruption Laws; Economic Sanctions/Trade Laws	36
4.26	No Additional Representations	37

Article V

Representations and Warranties of Parent and Merger Sub

5.1	Organization, Standing and Power	38
5.2	Capital Structure	38
5.3	Authority; No Violations; Consents and Approvals	39
5.4	Consents	40
5.5	Parent Reports; Financial Statements; Internal Controls	40
5.6	Absence of Certain Changes or Events	41
5.7	Information Supplied	41
5.8	No Undisclosed Material Liabilities	42
5.9	Compliance with Applicable Law	42
5.10	Taxes	42
5.11	Litigation	43
5.12	Brokers	43
5.13	Available Funds	43
5.14	No Additional Representations	43

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Article VI

Covenants

6.1	Conduct of Company Business Pending the Merger	44
6.2	Conduct of Parent Business Pending the Merger	48
6.3	Acquisition Proposals; Change in Recommendation	49
6.4	Prospectus/Proxy Filing; Information Supplied	53
6.5	Stockholders Meeting	54
6.6	Approval of Sole Member of Merger Sub	55
6.7	HSR, FPA and Other Approvals	55
6.8	Status; Notifications	58
6.9	Information; Access and Reports	58
6.10	Stock Exchange Listing and Delisting	60
6.11	Publicity	60
6.12	Employee Matters	61
6.13	Taxation	62
6.14	Expenses	63
6.15	Indemnification; Directors’ and Officers’ Insurance	63
6.16	Takeover Law	66
6.17	Dividends	66
6.18	Section 16 Matters	66
6.19	Transaction Litigation	66
6.20	Financing Cooperation	67

Article VII

Conditions

7.1	Conditions to Obligation of Each Party	70
7.2	Conditions to Obligation of Parent and Merger Sub	71
7.3	Conditions to Obligation of the Company	72
7.4	Frustration of Closing Conditions	73

Article VIII

Termination

8.1	Termination by Mutual Written Consent	73
8.2	Termination by Either Parent or the Company	73
8.3	Termination by Parent	74
8.4	Termination by the Company	74
8.5	Effect of Termination and Abandonment	75

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Article IX

Miscellaneous and General

9.1	Survival	78
9.2	Modification or Amendment; Waiver	78
9.3	Counterparts	78
9.4	Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury	78
9.5	Specific Performance	79
9.6	Notices	80
9.7	Entire Agreement	81
9.8	Third Party Beneficiaries	82
9.9	Non-Recourse	83
9.10	Fulfillment of Obligations	83
9.11	Transfer Taxes	83
9.12	Severability	83
9.13	Successors and Assigns	84
9.14	Definitions	84
9.15	Interpretation and Construction	87

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EXHIBITS AND SCHEDULES

Exhibits

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

Exhibit B	Form of Parent Tax Certificate

Exhibit C	Form of Company Tax Certificate

Schedules

Schedule A	Company Disclosure Letter

Schedule B	Knowledge of Parent

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of September 14, 2025, is entered into by and among Berry Corporation (bry), a Delaware corporation (the “Company”), California Resources Corporation, a Delaware corporation (“Parent”), and Dornoch Merger Sub, LLC, a Delaware limited liability company and a wholly-owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger, pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that the transactions contemplated by this Agreement, including the Merger (the “Transactions”) are advisable, fair to, and in the best interests of, the Company and the holders of shares of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), approved and declared advisable this Agreement and the Transactions and resolved to recommend the holders of shares of Company Common Stock approve the adoption of this Agreement and approve the Transactions on the terms and subject to the conditions set forth in this Agreement and (b) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption;

WHEREAS, the board of directors of Parent (the “Parent Board”) has delegated to the finance committee of the Parent Board (the “Finance Committee”) the authority to adopt this Agreement and approve the Transactions on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Finance Committee, pursuant to power and authority delegated by the Parent Board in accordance with the DGCL, has unanimously (a) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, Parent and (b) approved and declared advisable this Agreement, the issuance of the shares of Parent’s common stock, par value $0.01 per share (the “Parent Common Stock”) in the Merger and the Transactions on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of managers of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, the Merger Sub and the sole member of such Merger Sub, (b) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement, and (c) resolved to recommend that Parent, as the sole member of Merger Sub, approve this Agreement;

WHEREAS, Parent, as the sole member of Merger Sub, has approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement concurrently with its execution of this Agreement;

WHEREAS, it is intended that, for U.S. federal income and applicable state and local Tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) each Party is a party to such reorganization within the meaning of Section 368(b) of the Code, and (c) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, (a) at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL and the DLLCA, and the separate limited liability company existence of Merger Sub shall thereupon cease, (b) the Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and from and after the Effective Time, shall be a direct, wholly-owned subsidiary of Parent and the separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger as provided in the DGCL and the DLLCA, and (c) the Merger shall have such other effects as provided in the DGCL and the DLLCA, in each case, except as expressly set forth in this Agreement.

1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California 90067, at 9:00 a.m. (Pacific Time) (a) on the third Business Day following the day on which the last to be satisfied or waived of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied), but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, or (b) at such other date, time or place (or by means of remote communication) as the Company and Parent may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).

1.3 Effective Time. As soon as practicable on the Closing Date, the Company and Parent will cause a certificate of merger relating to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 264 of the DGCL and Section 18-209 of the DLLCA. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (such time, the “Effective Time”).

1.4 The Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form set forth in Exhibit A to this Agreement, and as so amended shall be the certificate of incorporation of the Surviving Corporation (the “Charter”) until thereafter amended as provided therein or by applicable Law.

1.5 The Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form mutually agreed to by the Parties, and as so amended shall be the bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended as provided therein or by applicable Law.

1.6 Directors of the Surviving Corporation. The Parties shall take all actions necessary so that the Merger Sub Board as of immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws. Such actions shall include the directors of the Company as of immediately prior to the Effective Time approving and appointing the Merger Sub Board as their successors to fill the vacancies created by their resignations as of the Effective Time.

1.7 Officers of the Surviving Corporation. The Parties shall take all actions necessary so that the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the Bylaws.

ARTICLE II

MERGER CONSIDERATION; EFFECT OF THE MERGER ON CAPITAL STOCK

2.1 Merger Consideration; Conversion of Shares of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time other than Excluded Shares (such shares of Company Common Stock, the “Eligible Shares”) shall be converted into, and become exchangeable for 0.0718 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”).

2.2 Conversion of Shares of Company Common Stock. By virtue of the Merger and without any action on the part of the Parties or any holder of any capital stock of the Company, all of the Eligible Shares shall represent the right to receive the Merger Consideration pursuant to this ARTICLE II, shall cease to be outstanding, shall be cancelled and shall cease to exist as of the Effective Time, and each certificate formerly representing any of the Eligible Shares (each, a “Certificate”) and each book-entry account formerly representing any non-certificated Eligible Shares (each, a “Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and the right, if any, to receive pursuant to Section 3.5 cash in lieu of fractional shares into which such Eligible Shares have been converted pursuant to this Section 2.2 and any dividends or other distributions pursuant to Section 3.3.

2.3 Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Parties or any holder of any Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

2.4 Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties, each equity interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

2.5 Treatment of Equity Awards.

(a) Company RSUs.

(i) At the Effective Time, (A) any vesting conditions applicable to each outstanding restricted stock unit that is not subject to performance-based vesting conditions (a “Company RSU”) under the Stock Plans that will accelerate at the Effective Time in accordance with its terms as in effect as of the date of this Agreement (each such Company RSU, a “Single Trigger Company RSU”), shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (B) each Single Trigger Company RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Single Trigger Company RSU to receive (without interest), an amount in cash equal to (1)(x) the number of shares of Company Common Stock subject to such Single Trigger Company RSU immediately prior to the Effective Time multiplied by (y) the Equity Award Cash-Out Price, plus (2) all unpaid dividend equivalents, if any, as of the Effective Time with respect to such Single Trigger Company RSU, less (3) applicable Taxes required to be withheld with respect to such payment.

(ii) At the Effective Time, each Company RSU under the Stock Plans that is not a Single Trigger Company RSU, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into a restricted stock unit denominated in shares of Parent Common Stock (a “Parent RSU”). The number of shares of Parent Common Stock subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. Except as expressly provided above, following the Effective Time, each such

Parent RSU shall continue to be governed by the same terms and conditions (including vesting terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time and all unpaid dividend equivalents, if any, as of the Effective Time with respect to each such Company RSU shall be assumed and become an obligation in connection with the applicable Parent RSU.

(b) Company PSUs.

(i) At the Effective Time, (A) any vesting conditions applicable to each outstanding performance-based restricted stock unit (a “Company PSU”) under the Stock Plans that will accelerate at the Effective Time in accordance with its terms as in effect as of the date of this Agreement (each such Company PSU, a “Single Trigger Company PSU”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, accelerate, and (B) each Single Trigger Company PSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such Single Trigger Company PSU to receive (without interest), an amount in cash equal to (1)(x) the number of shares of Company Common Stock subject to such Single Trigger Company PSU immediately prior to the Effective Time based on target performance or, solely to the extent required by the terms of the applicable award agreement, the greater of target performance and actual performance as of immediately prior to the Effective Time as reasonably determined by the compensation committee of the Company Board after good faith consultation with Parent (the “Company Compensation Committee”) multiplied by (y) the Equity Award Cash-Out Price, plus (2) all unpaid dividend equivalents, if any, as of the Effective Time with respect to such Single Trigger Company PSU (in respect of a number of shares of Company Common Stock based on target performance or, solely to the extent required by the terms of the applicable award agreement, the greater of target performance and actual performance through the Effective Time as reasonably determined by the Company Compensation Committee), less (3) applicable Taxes required to be withheld with respect to such payment.

(ii) At the Effective Time, each Company PSU under the Stock Plans that is not a Single Trigger Company PSU (each, a “Non-Single Trigger Company PSU”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance stock unit denominated in shares of Company Common Stock and shall be converted into a Parent RSU. The number of shares of Parent Common Stock subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (A) the number of shares of Company Common Stock subject to such Non-Single Trigger Company PSU immediately prior to the Effective Time, based on the greater of target performance and actual performance through the Effective Time as reasonably determined by the Company Compensation Committee in consultation with Parent, multiplied by (B) the Exchange Ratio. Except as expressly provided above, each such Parent RSU shall have time-based vesting schedule of the same length of the performance period under the Non-Single Trigger Company PSU and shall continue to be governed by the same terms and conditions as were applicable to the applicable Non-Single Trigger Company PSU immediately prior to the Effective Time, and all unpaid dividend equivalents, if any, as of the Effective Time with respect to each such Non-Single Trigger Company PSU, based on the greater of target performance and actual performance through the Effective Time as reasonably determined by the Company Compensation Committee in consultation with Parent, shall be assumed and become an obligation in connection with the applicable Parent RSU.

(c) Company Equity Payments. As soon as reasonably practicable after the Effective Time (but in any event no later than 30 days following the Effective Time), the Surviving Corporation shall, through the payroll system of the Surviving Corporation, pay or cause to be paid to the holders of Single Trigger Company RSUs and Single Trigger Company PSUs (collectively, the “Single Trigger Company Equity Awards”), the amounts contemplated by Section 2.5(a)(i) and Section 2.5(b)(i), respectively; provided, however, that (i) to the extent the holder of a Single Trigger Company Equity Award is not and was not at any time during the applicable vesting period a Company Person, such amounts shall not be paid through the payroll system, but shall be paid by the Exchange Agent pursuant to Section 3.1 and (ii) with respect to any Single Trigger Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to (i) effectuate the treatment of the Company Equity Awards pursuant to Sections 2.5(a) and 2.5(b) and (ii) cause the Stock Plans to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of Company Equity Awards.

(e) Filing of Form S-8. As soon as practicable after the Effective Time, Parent shall prepare and file with the SEC a registration statement on Form S-8 (or other applicable form) registering the shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.5.

2.6 Tax Consequences of the Merger. It is intended that, for U.S. federal and applicable state and local income Tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (b) each Party is a party to such reorganization within the meaning of Section 368(b) of the Code, and (c) this Agreement shall constitute, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g) and Treasury Regulations Section 1.368-3(a) (the “Intended Tax Treatment”).

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

3.1 Exchange Agent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with a nationally recognized financial institution or transfer agent selected by Parent and reasonably acceptable to the Company to serve as the exchange agent (the “Exchange Agent”), for the benefit of the holders of Eligible Shares an aggregate number of shares of Parent Common Stock to be issued in non-certificated book-entry form comprising the amount required to be delivered in respect of the Eligible Shares pursuant to Section 2.1. The Exchange Agent agreement pursuant to which Parent shall appoint the Exchange Agent shall be in form and substance reasonably acceptable to the Company and Parent. In addition, Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions of Parent, if any, to which the holders of Eligible Shares may be entitled pursuant to Section 3.3 with both a record and payment date after the Effective Time and prior to the surrender of such Eligible Shares. Such shares of Parent Common Stock and the amount of any dividends or other distributions of Parent deposited with the Exchange Agent pursuant to this Section 3.1, being the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than a purpose expressly provided for in this Agreement. The cash portion of the Exchange Fund may be deposited by the Exchange Agent as reasonably directed by Parent. To the extent that there are losses with respect to such deposits, a default of an applicable bank or for any other reason any amount in the Exchange Fund is below that required to make prompt payment of the aggregate Merger Consideration and the other payments contemplated by this ARTICLE III, Parent shall promptly replace, restore or supplement the shares of Parent Common Stock or cash, as applicable, in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate Merger Consideration and the other payments contemplated by this ARTICLE III. Any interest and other income resulting from such deposit may become part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1 may, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

3.2 Procedures for Surrender.

(a) With respect to Certificates, as promptly as reasonably practicable after the Effective Time (and in no event later than three Business Days after the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of each such Certificate (i) notice advising such holders of the effectiveness of the Merger, (ii) a letter of transmittal in customary form reasonably acceptable to the Company and Parent, which shall specify that delivery shall be effected, and risk of loss and title to a Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent (the “Letter of Transmittal”), and (iii) instructions for surrendering a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) to the Exchange Agent. Upon surrender to the Exchange Agent of a Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of any such Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (A) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to ARTICLE II in the name of such record holder and (B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of any cash in lieu of fractional shares of Parent Common Stock and unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, that such holder has the right to receive pursuant to this ARTICLE III. Any Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(b) With respect to Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to ARTICLE II in the name of such record holder and (iii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.8) of any cash in lieu of fractional shares of Parent Common Stock and unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, that such holder has the right to receive pursuant to this ARTICLE III.

(c) With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees on the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, that such holder has the right to receive pursuant to this ARTICLE III.

(d) No interest will be paid or accrued on any amount payable for Eligible Shares pursuant to this ARTICLE III.

3.3 Distributions with Respect to Un-surrendered Certificates. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of shares of Parent Common Stock shall be paid to any holder of any un-surrendered Certificate until the Certificate (or affidavit of loss in lieu of a Certificate as provided in Section 3.7) is surrendered for exchange in accordance with this ARTICLE III. Subject to applicable Law, following such surrender, there shall be issued or paid to the holder of record of the whole shares of Parent Common Stock issued in exchange for Eligible Shares in accordance with this ARTICLE III, without interest, (i) at the time of such surrender, the dividends or other distributions of Parent with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions of Parent payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and prior to surrender, but with a payment date subsequent to surrender, in each case, after giving effect to any required Tax withholdings as provided in Section 3.8.

3.4 Transfers.

(a) From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided herein or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(b) With respect to Certificates, in the event of a transfer of ownership of any Certificate that is not registered in the transfer books of the Company as of the Effective Time, the proper number of shares of Parent Common Stock, together with a check for any cash (after giving effect to any required Tax withholdings as provided in Section 3.8) to be paid upon the surrender of the Certificate and any dividends or distributions of Parent in respect thereof, may be issued or paid to such a transferee if the Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to the Exchange Agent. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, payable or issuable pursuant to this ARTICLE III.

(c) With respect to Book-Entry Shares, payment of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, payable or issuable pursuant to this ARTICLE III, shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time.

3.5 Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock will be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1. All fractional shares of Parent Common Stock that a holder of Eligible Shares would be otherwise entitled to receive pursuant to Section 2.1, but for this Section 3.5, shall be aggregated and such holder shall be entitled to receive a cash payment, without interest, in lieu of any such fractional share, equal to the product (rounded to the nearest cent) of (a) the amount of such fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 3.5, be entitled under Section 2.1, and (b) the Parent Stock Price. As promptly as possible following the Effective Time, the Exchange Agent shall sell at the then-prevailing prices on the NYSE such number of shares of Parent Common Stock constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Stock, with the cash proceeds (net of all commissions, Transfer Taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares of Parent Common Stock. No holder of Eligible Shares shall be entitled by virtue of the right to receive cash in lieu of fractional shares of Parent Common Stock described in this Section 3.5 to any dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

3.6 Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any deposit of the Exchange Fund and any shares of Parent Common Stock) that remains unclaimed 12 months after the Effective Time shall be delivered to Parent. Any holder of Eligible Shares who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent for delivery of the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, that such holder has the right to receive pursuant to this ARTICLE III.

3.7 Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid non-stock dividends of Parent and any other dividends or other distributions of Parent, in each case, payable or issuable pursuant to this ARTICLE III, had such lost, stolen or destroyed Certificate been surrendered.

3.8 Withholding Rights. Each of the Exchange Agent, Parent, Merger Sub, the Surviving Corporation and their respective Affiliates shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under the Code or any other applicable state, local or non-U.S. Tax Law (and to the extent deduction or withholding is required in respect of the delivery of any shares of Parent Common Stock pursuant to this Agreement, such deduction or withholding may be taken in such Parent Common Stock). To the extent that amounts are properly deducted or withheld by the Exchange Agent, Parent, Merger Sub or the Surviving Corporation, as applicable, such withheld amounts (a) shall be timely remitted by such person to the applicable Taxing Authority, and (b) shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding. If withholding is taken in shares of Parent Common Stock, the relevant withholding agent shall be treated as having sold such shares of Parent Common Stock on behalf of the applicable Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

3.9 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement to the earlier of the Effective Time and termination in accordance with ARTICLE VIII, (a) the issued and outstanding shares of Company Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock, or (b) the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, in either case, shall have been changed into a different number of shares or securities or a different class of shares or securities by reason of any reclassification, combination, subdivision, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, but excluding any change that results from (i) the exercise of stock options or other equity-based instruments to purchase shares of Company Common Stock or Parent Common Stock (as set forth in Section 4.2 and Section 5.2, respectively), (ii) the settlement of any other equity-based instruments to purchase shares of Company Common Stock or Parent Common Stock (as set forth in Section 4.2 and Section 5.2, respectively), (iii) the grant of stock-based compensation to directors or employees of Parent or the Company under Parent’s or the Company’s, as applicable, stock option or compensation plans or arrangements or (iv) any share repurchases or buybacks by the Company or Parent, then the Merger Consideration and any similarly dependent items shall be equitably adjusted to provide the holders of shares of Company Common Stock and Parent the same economic effect as contemplated by this Agreement prior to such event, and such items, so adjusted shall, from and after the date of such event, be the Merger Consideration or other similarly dependent item. Nothing in this Section 3.9 shall be construed to permit the Parties to take any action with respect to the issued and outstanding shares of Company Common Stock or Parent Common Stock (or securities convertible or exchangeable into or exercisable for shares of either of the foregoing), as applicable, except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding sections or subsections of the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this ARTICLE IV, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, and other than in respect of the representations and warranties contained in Sections 4.1–4.5, except as disclosed in the Company Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and publicly available on EDGAR since December 31, 2023 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power.

(a) Each of the Company and its Specified Subsidiaries is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization with all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. Each of the Company and its Specified Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties and assets makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement and each as made available to Parent is in full force and effect, and the Company is not in violation of any of the provisions of its Organizational Documents in any material respects.

(b) Each of the Company Subsidiaries (other than the Specified Subsidiaries) is duly organized, validly existing and (where applicable) in good standing under the Laws of its jurisdiction of organization and has all organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries (other than the Specified Subsidiaries) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company Subsidiaries has heretofore made available to Parent complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement and each as made available to Parent is in full force and effect, and none of the Company Subsidiaries is in violation of any of the provisions of its Organizational Documents, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 750,000,000 shares of Company Common Stock, of which 77,601,842 shares were outstanding as of the close of business on September 10, 2025, and 250,000,000 shares of preferred stock, par value $0.001 per share of the Company (the “Company Preferred Stock”), of which no shares were outstanding as of the close of business on September 10, 2025. As of September 10, 2025, the Company has no shares of Company Common Stock or Company Preferred Stock reserved for issuance, except that, as of the close of business on September 10, 2025, there were 4,985,538 shares of Company Common Stock reserved for issuance pursuant to the Stock Plans. As of the close of business on September 10, 2025, (i) 2,254,941 shares of Company Common Stock were subject to issuance pursuant to Company RSUs granted and outstanding under the Stock Plans and (ii) 1,283,629 and 2,567,258 shares of Company Common Stock were subject to issuance pursuant to Company PSUs granted and outstanding under the Stock Plans (assuming each of target and maximum achievement, respectively, of all performance goals).

(b) Each of the outstanding shares of capital stock or other securities of the Company have been (i) duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights; and (ii) issued and granted in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. All outstanding membership interests or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances (other than (x) any Encumbrances that will be terminated at or satisfied at or prior to the Closing, (y) any Encumbrances arising under the Company Credit Agreements or any Indebtedness incurred by the Company or any of its Subsidiaries in compliance with Section 6.1 and (z) Encumbrances on transfer imposed under applicable securities laws), and have been duly authorized, validly issued, fully paid and are nonassessable. Except as set forth in this Section 4.2 or as issued after September 10, 2025 pursuant to Company RSUs or Company PSUs set forth in Section 4.2(a) or as issued after the date hereof in compliance with Section 6.1, there are no outstanding: (A) voting securities of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares, equity interests, membership interests or other voting securities of the Company or its Subsidiaries and (C) options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments, arrangements or agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound in any case obligating the Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional equity interests or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, subscription, call, right, commitment, arrangement or agreement. There are no stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries.

(c) Section 4.2(c) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Equity Awards as of the close of business on September 10, 2025, setting forth the number of shares of Company Common Stock subject to each Company Equity Award (in the case of Company PSUs, assuming both target and maximum achievement of all performance goals) and the holder, grant date, vesting schedule, the amount of accrued but unpaid dividend equivalents (in the case of Company PSUs, assuming both target and maximum achievement of all performance goals), and whether such Company RSU or Company PSU is a Single Trigger Company RSU or Single Trigger Company PSU, as applicable (the “Company Equity Award Schedule”).

(d) Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date hereof, and except for any changes to account for transactions occurring between the date hereof and the Closing Date in accordance with Section 6.1, as of the Closing Date, a true, correct and complete list of (i) all equity securities or other similar equity interests in any Person (including any interests in any joint venture) held by the Company or any of its Subsidiaries and (ii) all obligations of the Company or any of its Subsidiaries, whether contingent or otherwise, to consummate any additional investment in any Person other than its Subsidiaries in excess of $1,000,000.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Transactions, subject only to adoption of this Agreement and the Transactions, including the Merger, by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose, in accordance with applicable Law and the Company’s Organizational Documents (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”).

(b) The Company Board has unanimously (i) determined that the Transactions are advisable, fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Transactions and resolved to recommend the holders of shares of Company Common Stock approve the adoption of this Agreement and approve the Transactions on the terms and subject to the conditions set forth in this Agreement (the “Company Recommendation”) and (ii) directed that this Agreement be submitted to the holders of shares of Company Common Stock for their adoption.

(c) Except as set forth on Section 4.3(c) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions will not (assuming that the Requisite Company Vote is obtained) with or without notice or lapse of time, or both (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company, (ii) result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound or (iii) assuming all consents, approvals, authorizations and other actions described in Section 4.4 have been obtained and all filings and obligations described in Section 4.4 have been made, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth on Section 4.3(c) of the Company Disclosure Letter, the consummation of the Transactions will not contravene, conflict with or result in a violation of any provision of the Organizational Documents of any Company Subsidiary.

(d) The Company Board has received an opinion from its financial advisor, Guggenheim Securities, LLC, to the effect that the Exchange Ratio is fair from a financial point of view, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, to the holders (other than Parent and its Subsidiaries) of shares of Company Common Stock, a copy of which opinion will be made available to Parent promptly following the date of this Agreement and solely for informational purposes (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub).

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and

the expiration or termination of any applicable waiting period with respect thereto; (b) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (c) filings, notices, reports, consents, registrations, approvals, permits or authorizations required to be made with or obtained from the SEC and NASDAQ; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Law; (e) FERC Approval; (f) the Consents set forth on Section 4.4 of the Company Disclosure Letter; and (g) any such Consent that the failure of which to obtain or make would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

4.5 Company Reports; Financial Statements; Internal Controls.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, schedules, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2022 (the “Applicable Date”) (the forms, statements, schedules, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act as the case may be. As of their respective dates (or, if amended, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. Except as permitted by the Exchange Act, including Sections 13(k)(2) and 13(k)(3) thereunder, or the rules and regulations promulgated by the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with the authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The records, systems, controls, data and information of the Company and its Subsidiaries that are used in the systems of disclosure controls and procedures and of financial reporting controls and procedures described above are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or a wholly-owned Subsidiary of the Company or its accountants.

(d) The Company has disclosed, based on the most recent evaluation of its internal accounting controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board, (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company Board any material weaknesses in internal control over financial reporting and (ii) any occurrence of fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law, that remain outstanding or unresolved. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Company Board or the Company Board pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those rules.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, statements of stockholders’ equity and statements of cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings (loss), changes in financial position and cash flows of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

4.6 Absence of Certain Changes or Events.

(a) From the Applicable Date through the date of this Agreement, there has not been a Company Material Adverse Effect.

(b) From the date of the Most Recent Balance Sheet through the date of this Agreement:

(i) the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;

(ii) there has not been any damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance, that would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole; and

(iii) neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iii), 6.1(b)(vi), 6.1(b)(ix), 6.1(b)(x), 6.1(b)(xiv), 6.1(b)(xvii), 6.1(b)(xviii), 6.1(b)(xx) or 6.1(b)(xxi).

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for or reserved against on the Most Recent Balance Sheet or the Financial Statements (including the notes thereto, as applicable); (b) liabilities incurred in the Ordinary Course subsequent to the date of the Most Recent Balance Sheet; (c) executory obligations under any contract, which are not related to any breach or default of a contract by the Company or any of its Subsidiaries; (d) liabilities incurred in connection with this Agreement or the Transactions; and (e) liabilities that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

4.8 Information Supplied. The information supplied by the Company for inclusion or incorporation by reference in the Registration Statement (and any amendment thereof or supplement thereto) will not, as of the date such Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of the Company for inclusion in the Registration Statement. The information supplied by the Company for inclusion or incorporation by reference in the Proxy/Prospectus (and any amendment thereof or supplement thereto) will not, as of the date such Proxy/Prospectus is mailed to the Company Stockholders and at the time of any meeting of the

Company Stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of the Company or any of its Affiliates for inclusion in the Proxy/Prospectus.

4.9 Company Permits; Compliance with Applicable Law.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities (collectively, the “Company Permits”) necessary for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable, and have paid all fees and assessments due and payable in connection therewith. Except for such matters as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) all such Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, (ii) the Company and its Subsidiaries are in compliance with the terms of the Company Permits and (iii) the Company and its Subsidiaries have fulfilled and performed their respective obligations with respect to the Company Permits and conduct their respective businesses in a manner that does not violate any of the Company Permits. No event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of any Company Permit or would result in any impairment of the rights of the holder of any of the Company Permits, except for such revocations, terminations and impairments that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, the businesses of the Company and its Subsidiaries are, and since the Applicable Date have been, in compliance with all applicable Law. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

4.10 Employee Benefits.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all of the material Company Benefit Plans.

(b) With respect to each material Company Benefit Plan, true, correct and complete copies of the following have (as applicable) been made available to Parent: (i) the plan document, including any amendments thereto (or, in the case of any material Company Benefit Plan not in writing, a description of the material terms thereof) and related trust documents, insurance contracts or other funding vehicles, if any, (ii) the most recently prepared actuarial report, (iii) the most recent Internal Revenue Service determination or opinion letter, (iv) the most recent report filed on Form 5500 and summary plan description (together with any summaries of all material modifications thereto) with respect to each material Company Benefit Plan required to file a Form 5500, (v) the most recently prepared actuarial report and (vi) all non-routine material correspondence to or from any Governmental Entity received in the last two years.

(c) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each Company Benefit Plan has been established, operated and maintained in compliance in all respects with its terms and all applicable Laws, including ERISA and the Code.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans, except in each case of the foregoing for such pending actions, suits, claims or Proceedings that would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(e) There are no unfunded benefit obligations that have not been properly accrued for in the Financial Statements, and since the Applicable Date all contributions required to be made by the Company and its Subsidiaries to the Company Benefit Plans pursuant to their terms in respect of current or prior plan years have been timely made or accrued for in the Financial Statements in accordance with GAAP, except in each case of the foregoing as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(f) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that could adversely affect the qualification or tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan, neither the Company nor any of its Subsidiaries have engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.

(g) Neither the Company nor any of its Subsidiaries has during the last six years or is expected to incur any material liability under subtitles C or D of Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them or any ERISA Affiliate. With respect to any Company Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) as of the last day of the most recent plan year ended prior to the date hereof, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then current value of assets of such Company Benefit Plan, (iii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty

Corporation) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries, (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Company Benefit Plan and (v) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred. For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(h) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plans” within the meaning of Section 3(37) of ERISA in the last six years. No Company Benefit Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(i) Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither the Company nor any of its Subsidiaries has any obligation to provide such benefits, except where the cost thereof is borne entirely by the former employee (or his or her eligible dependents or benefits) or as required by Section 4980B(f) of the Code or any similar Laws. To the extent that the Company or any of its Subsidiaries sponsors such plans, the Company or such Subsidiary has reserved the right to amend, terminate or modify at any time each Company Benefit Plan that provides retiree or post-employment disability, life insurance or other welfare benefits to any Person.

(j) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employee of the Company or its Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee of the Company or its Subsidiaries, (iii) directly or indirectly cause the Company or its Subsidiaries to transfer or set aside any material amount of assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.

(k) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(l) Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any current or former employee of the Company or its Subsidiaries who resides or works outside of the United States.

4.11 Labor Matters.

(a) Prior to the date hereof, the Company has made available to Parent a census of each employee of the Company or any of its Subsidiaries that is true and complete in all material respects as of the date provided and contains the following information: (i) the name or employee identification number, (ii) job title, (iii) date of hire, (iv) principal work location, (v) whether the employee is active or on leave (and if on leave, the anticipated date of return, if known), (vi) exempt or non-exempt classification status under the Fair Labor Standards Act, (vii) annualized base salary or hourly rate of wages, (viii) target annual cash bonus opportunity and (ix) long-term bonus eligibility.

(b) (i) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union or similar representative body (collectively, a “Union”), (ii) there is no pending Union representation petition before the National Labor Relations Board or similar Governmental Entity involving employees of the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, there is no pending activity by any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(c) Except as would not be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no unfair labor practice charge, arbitration, complaint, grievance or Proceeding by, before or involving any Governmental Entity against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened. There is no strike, concerted slowdown, work stoppage, lockout pending or material dispute, or, to the Knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health (collectively, “Employment Laws”).

(e) There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any Employment Laws, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(f) There are no investigations and, since the Applicable Date there have been no investigations, pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries regarding a possible violation of any Employment Law by the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of Employment Laws, except for such violations as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(g) Since the Applicable Date: (i) neither the Company nor any of its Subsidiaries have received or been made aware of any written or formal allegations regarding sexual harassment against any current or former director or employee of the Company or its Subsidiaries at the level of director or above; and (ii) neither the Company nor any of its Affiliates have been involved in any Proceedings, or entered into any settlement agreements, related to such allegations.

4.12 Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority (taking into account extensions of time for filing), and all such filed Tax Returns are true, complete and accurate in all material respects; all income and other material Taxes that are due and payable (whether or not shown on any Tax Returns) by the Company or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the Company Reports) have been paid in full; all material withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries have been satisfied in full, and the Company and its Subsidiaries have complied in all material respects with all information reporting (and related withholding) and record retention requirements.

(b) There is not in force any consent, waiver or agreement for any extension of time for (i) the assessment or payment of any income or other material Tax by the Company or any of its Subsidiaries and (ii) the filing of any income or other material Tax Return of the Company or any of its Subsidiaries which has not been filed (other than extensions of time for filing automatically granted or obtained in the Ordinary Course), and there has been no written request by any Taxing Authority to execute such a consent, waiver or agreement.

(c) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries, or with respect to any of the assets of the Company or any of its Subsidiaries, in respect of any income or other material Taxes that has been asserted in writing to the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened by any Taxing Authority; there are no disputes, audits, examinations, investigations or Proceedings pending or, to the Knowledge of the Company, threatened in writing to the Company or any of its Subsidiaries regarding any Taxes of the Company or any of its Subsidiaries or the assets of the Company and its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries (A) is a party to any material Tax allocation, sharing or indemnity contract or arrangement or (B) has any liability to another party under any such agreement (in each case other than (x) an agreement or arrangement solely between or among the Company and/or any of its Subsidiaries, or (y) any Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).

(e) Neither the Company nor any of its Subsidiaries has (A) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries) or (B) any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) or as a transferee or successor, by contract (other than contracts described in the preceding Section 4.12(d)(B)(y)) or otherwise.

(f) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. Law) (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger.

(h) During the preceding three (3) years, no claim has been made in writing to the Company or any of its Subsidiaries by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it, or any of the assets of the Company or any of its Subsidiaries, is or may be (i) required to file any material Tax Return or (ii) subject to any material Tax, in each case, in the jurisdiction, nor, to the Knowledge of the Company, has any such assertion been threatened or proposed by such Taxing Authority.

(i) The Company and each of its Subsidiaries is resident for Tax purposes in the country where it is incorporated or formed.

(j) The Company has made available to Parent or its Affiliates all IRS Forms 1120 (and corresponding forms filed for state income tax purposes) and other material Tax Returns filed by or with respect to it and its Subsidiaries for any taxable period ending on or after December 31, 2022.

(k) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(l) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any closing agreement, installment sale or open transaction completed prior to the Closing, any accounting method change made prior to the Closing for any taxable period (or portion thereof) ending on or prior to the Closing Date or agreement with any Taxing Authority entered into prior to the Closing, any deferred revenue or prepaid amount received outside the Ordinary Course prior to the Closing, any intercompany transaction or excess loss account described in Section 1502 of the Code (or any corresponding provision of Law with respect to Taxes) entered into or existing prior to the Closing Date, or any election pursuant to Section 108(i) or Section 965(h) of the Code (or any similar provision of state, local or non-U.S. Tax Law) made prior to the Closing with respect to any taxable period (or portion thereof) ending on or prior to the Closing Date.

(m) Each of the Company and its Subsidiaries has (A) collected and remitted all material sales, use, value-added and similar Taxes required by applicable Law to be collected with respect to sales made or services provided to its customers, (B) for all material sales or services that are exempt from sales, use, value-added and similar Taxes and that were made without charging or remitting such Taxes, received and retained as required by Law any appropriate tax exemption certificates and other documentation qualifying such sale or services as exempt and (iii) materially complied with all applicable transfer pricing laws and regulations, including any applicable record keeping obligations.

(n) There are no private letter rulings, closing agreements, gain recognition agreements or similar agreements or rulings that have been entered into or issued to the Company or any of its Subsidiaries by any Governmental Entity in respect of any Tax matters with respect to the Company or any of its Subsidiaries or with respect to any of the assets of the Company or any of its Subsidiaries, in each case, that could have a material adverse impact on the Company in a taxable period after the Closing Date.

(o) The Company is, and has been at all times since its formation, classified as and properly treated as a C corporation for U.S. federal income Tax purposes. No Subsidiary of the Company is characterized as a “foreign” corporation for U.S. federal income Tax purposes.

(p) None of the Company or any of its Subsidiaries is or has ever been treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code.

(q) To the Knowledge of the Company, as of the date hereof, none of the net operating losses, capital losses, credits, carryovers or similar Tax attributes of the Company are subject to limitation under Section 382, 383 or 384 of the Code or other similar provision (including any provision of applicable state, local or non-U.S. Law).

(r) Neither the Company nor any of its Subsidiaries (i) has taken or agreed to take any action, or (ii) as of the date hereof, has any Knowledge after reasonable diligence of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede (A) the Merger from qualifying for the Intended Tax Treatment or (B) the issuance of the opinion or the delivery of the Tax Certificates described in Section 7.3(e).

(s) The current entity classifications of the Company and each of its Subsidiaries for U.S. federal and applicable state and local income Tax purposes are set forth in Section 4.12(s) of the Company Disclosure Letter.

4.13 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any arbitrator or any Governmental Order (each, an “Order”) outstanding against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any active Order that restricts the manner in which the Company and its Subsidiaries conduct their respective businesses in any material respect.

4.14 Intellectual Property.

(a) Section 4.14(a) of the Company Disclosure Letter contains a list of all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries (“Company Intellectual Property”) that are registered with, issued by or the subject of a pending application before any Governmental Entity (collectively, the “Registered Company IP”), including for each such item of Registered Company IP (i) the jurisdiction where each item of such Registered Company IP is registered or filed, (ii) the applicable patent, registration or application number and (iii) the current record owner. Each item of Registered Company IP is subsisting and, to the Knowledge of the Company, other than Registered Company IP constituting applications, valid and enforceable.

(b) The Company and its Subsidiaries exclusively own all right, title and interest to all material Company Intellectual Property, free and clear of all Encumbrances except for Permitted Encumbrances. The Company and its Subsidiaries own or have the right to use all Intellectual Property Rights material to and used in or necessary for the operation of the businesses of the Company and its Subsidiaries as presently conducted except where the failure to own or have such right would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(c) To the Knowledge of the Company, the operation of the businesses of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person, except as would not reasonably be expected, individually or in the aggregate, to result in material liability, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole. There are no pending or, to the Knowledge of the Company, threatened claims in writing against the Company or any of its Subsidiaries (i) alleging infringement, misappropriation, or other violation by the Company or any of its Subsidiaries of any Intellectual Property Rights of any other Person, except as would not reasonably be expected, individually or in the aggregate, to result in material liability, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, or (ii) challenging the ownership, validity or enforceability of any Registered Company IP that is material to the Company and its Subsidiaries, taken as a whole.

(d) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, any Company Intellectual Property.

(e) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of material Trade Secrets included in the Company Intellectual Property or otherwise used in the businesses of the Company and its Subsidiaries as presently conducted except where the failure to do so is not and would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole. No such Trade Secrets have been used, disclosed to or, to the

Knowledge of the Company, accessed by, any Person, other than pursuant to valid and enforceable confidentiality and non-disclosure obligations that, to the Knowledge of the Company, has not been breached, except where such use, disclosure or access is not and would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(f) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (collectively, “Company IT Assets”): (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed since the Applicable Date; and (iii) to the Knowledge of the Company, are free from any malicious code.

(g) The Company and its Subsidiaries have taken commercially reasonable measures designed to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company and its Subsidiaries that are consistent in all material respects with all applicable Privacy Laws. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, there has been no unauthorized access to, or unauthorized disclosure or use of, as applicable, any Company IT Assets or Personal Information collected or held for use by the Company or its Subsidiaries. The Company and its Subsidiaries: (i) are in compliance in all material respects with all applicable Privacy Laws; (ii) have not, since the Applicable Date, notified, or been legally required to notify, any Person of any unauthorized access to, or unauthorized disclosure or use of, any Personal Information collected or held for use by the Company or its Subsidiaries; and (iii) except as would not reasonably be expected, individually or in the aggregate, to result in material liability, or otherwise be material, to the Company and its Subsidiaries, taken as a whole, have not received any written notice, communication or complaint from any Person alleging a breach of (or claiming compensation under) any applicable Privacy Law.

4.15 Real Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a list of all material real property (other than Oil and Gas Property) owned by the Company or its Subsidiaries (such material real property, exclusive of any Oil and Gas Property, the “Owned Real Property”). Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company or its Subsidiaries, as applicable, has good and valid title to the Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances, (ii) except pursuant to the Permitted Encumbrances, neither the Company nor any of its Subsidiaries has granted any outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein and (iii) except pursuant to the Permitted Encumbrances or as disclosed on Section 4.15(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, as applicable, has leased or otherwise granted to any Person the right to use or occupy any Owned Real Property or any portion thereof.

(b) Section 4.15(b) of the Company Disclosure Letter sets forth a list of all material real property (other than any Oil and Gas Property) leased or subleased to the Company or any of its Subsidiaries (collectively, the “Leased Real Property”, and together with the Owned Real Property, the “Real Property”) and the Company has provided Parent with copies of all material leases and subleases entered into by the Company or its Subsidiaries with respect to the Leased Real Property (the “Leases”). Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company or its applicable Subsidiary has a valid leasehold or subleasehold interest in all Leased Real Property, free and clear of all Encumbrances except for Permitted Encumbrances, (ii) the Company has not received written notice of any existing default or event of default on the part of the Company or its Subsidiaries (as applicable) under the Leases and (iii) except pursuant to the Permitted Encumbrances or as disclosed on Section 4.15(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries, as applicable, has leased or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof.

(c) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries hold all of their respective easements and rights-of-way (other than any Oil and Gas Property) (collectively, “Rights-of-Way”) that the Company and its Subsidiaries use in the conduct of their respective businesses, (ii) the Company has not received written notice of any existing default or event of default on the part of the Company or its Subsidiaries (as applicable) under any Rights-of-Way, and (iii) no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination of any Right-of-Way by the applicable counterparty thereto. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all pipelines operated by the Company and its Subsidiaries are subject to Rights-of-Way or are located on the Real Property. There are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(d) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries has received written notice that it is in breach or default of any restrictive covenant affecting the Real Property to which the interests of the Company or its Subsidiaries in such Real Property are subject and subordinate, and (ii) there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default under any such restrictive covenant affecting the Real Property, in each case of clauses (i) and (ii), except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole.

(e) As of the date of this Agreement, except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) all improvements owned by the Company or its Subsidiaries and located on the Real Property are in generally good condition and repair (taking into account their age and use), except for ordinary course repairs and reasonable wear and tear and (ii) are sufficient for the operation of the business of the Company or its Subsidiaries as currently used.

(f) No damage or destruction has occurred with respect to any of the Owned Real Property or any improvements owned by the Company or its Subsidiaries affixed to the Leased Real Property that would reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, not covered by an insurance policy.

(g) Except as disclosed on Section 4.15(g) of the Company Disclosure Letter, there are no pending or, to the Knowledge of the Company, threatened, condemnation, expropriation or eminent domain proceedings with respect to any Real Property.

(h) As of the date of this Agreement, the Company has not received any written notice from a Governmental Entity stating that the use by the Company or its Subsidiaries of the land, buildings, structures and improvements on the Real Property are in material violation of applicable Laws, including all applicable zoning Laws.

4.16 Oil and Gas Matters.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a list of all Oil and Gas Properties that comprise in the aggregate of no less than 90% of the present value of the Oil and Gas Properties owned by the Company and its Subsidiaries as of June 30, 2025. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, and except for (i) property reflected in the reserve reports prepared by DeGolyer and MacNaughton (the “Company Independent Petroleum Engineers”) relating to the Company’s interests referred to therein as of December 31, 2024 (the “Company Reserve Reports”) as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(vi)) or (ii) property sold, expired, terminated or otherwise disposed of in the Ordinary Course since the Company Reserve Reports for less than $5,000,000 in the aggregate, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest percentage shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the life of such Oil and Gas Properties, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties, unless such increase is accompanied by a proportionate (or greater) increase in net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company or its Subsidiaries to the Company Independent Petroleum Engineers relating to the Company’s or its Subsidiaries’ interests referred to in the Company Reserve Reports, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided, accurate in all respects. Except for any such matters that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company or its Subsidiaries set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except for such acts or failures to act as would not be reasonably expected to be have a Company Material Adverse Effect, the Oil and Gas Properties (and properties unitized therewith) of the Company and its Subsidiaries (and, to the Company’s Knowledge, operated by a third party operator) have been maintained, operated and developed in a good and workmanlike manner and in conformity with all Laws and in conformity with the provisions of all leases, subleases or other contracts comprising a part of the Oil and Gas Leases and other contracts and agreements forming a part of the Oil and Gas Properties of the Company and its Subsidiaries. Specifically in connection with the foregoing, except for those as would not be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole, (a) no Oil and Gas Property of the Company and its Subsidiaries is subject to having allowable production reduced below the full and regular allowable (including the maximum permissible tolerance) because of any overproduction (whether or not the same was permissible at the time) and (b) none of the wells comprising a part of the Oil and Gas Properties (or properties unitized therewith) that were drilled by the Company and its Subsidiaries (or, to the Company’s Knowledge, drilled by a third party operator) is deviated from the vertical more than the maximum permitted by Law, and such wells are, in fact, bottomed under and are producing from, and the well bores are wholly within, the Oil and Gas Properties (or in the case of wells located on properties unitized therewith, such unitized properties) of the Company and its Subsidiaries. All pipelines, wells, gas processing plants, platforms and other material improvements, fixtures and equipment owned and operated in whole or in part by the Company and its Subsidiaries (and, to the Company’s Knowledge, operated by a third party operator) that are necessary to conduct normal operations are being maintained in a state adequate to conduct normal operations, and with respect to such of the foregoing which are operated by the Company and its Subsidiaries, in a manner consistent with the past practices of the Company and its Subsidiaries (other than those the failure of which to maintain in accordance with this Section 4.16(c) would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect). The Company and its Subsidiaries do not own, and have not acquired or made any other expenditure (whether such expenditure is capital, operating or otherwise) in or related to, any Oil and Gas Properties located outside of the geographical boundaries of the United States or in the offshore federal waters of the United States.

(d) There are no take-or-pay or other prepayments which would require the Company to deliver Hydrocarbons produced from their Oil and Gas Properties at some future time without then or thereafter receiving full payment therefor. There are no imbalances that are material to the Company and its Subsidiaries, taken as a whole.

(e) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases, have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company and its Subsidiaries have been timely and properly paid and (iii) neither the Company nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(f) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are, as of the date hereof, being received by the Company or its Subsidiary, as applicable, in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(g) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all of the Wells and all water, carbon dioxide, injection or other wells located on the Oil and Gas Properties of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or any of its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law.

(h) None of the material Oil and Gas Properties of the Company or any of its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

4.17 Environmental Matters.

(a) Except for those matters that would not reasonably be expected, individually or in the aggregate, to result in a Company Material Adverse Effect:

(i) the Company and its Subsidiaries and their respective operations and assets have at all times since the Applicable Date been in compliance with Environmental Laws;

(ii) the Company and its Subsidiaries are not subject to any pending or, to the Knowledge of the Company, threatened Proceedings under Environmental Laws; and

(iii) (A) there have been no releases of Hazardous Materials by the Company or any of its Subsidiaries at or from any property currently or, to the Knowledge of the Company, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any predecessors of the Company or any of its Subsidiaries, which Releases could reasonably be expected to result in liability to the Company under Environmental Law, and (B) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of any Release of Hazardous Materials at or from any property currently or formerly owned, leased, or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, which in each case remains unresolved.

(b) Prior to the date hereof, the Company has made available to Parent copies of all material assessments conducted by third party advisors since the Applicable Date that are in the possession of the Company or its Subsidiaries addressing environmental matters that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.18 Material Contracts.

(a) Section 4.18 of the Company Disclosure Letter, together with the lists of the exhibits contained in the Company Reports, sets forth a true and complete list, as of the date of this Agreement, of:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties and Intellectual Property Rights and the acquisition or sale of Hydrocarbons in the Ordinary Course) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make payments in excess of $5,000,000 during the year ended December 31, 2025 or during any subsequent calendar year;

(iii) each contract relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset), in excess of $1,000,000, other than agreements solely between or among the Company and its wholly-owned Subsidiaries;

(iv) each contract for the lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $1,000,000 in any calendar year or over the life of the contract that are not terminable without penalty or other liability to the Company and its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(v) each contract that is related to a Hedging Transaction of the Company or its Subsidiaries;

(vi) each contract that (A) is a non-competition contract or other contract that purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or the locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision) or (B) could reasonably be expected to require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(vii) each contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company and its Subsidiaries, taken as a whole, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the Ordinary Course;

(viii) each contract pursuant to which the Company or any of its Subsidiaries acquired another operating business since the Applicable Date or has continuing obligations that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(ix) each contract obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single third party or granting any third party the exclusive right to develop, market, sell or distribute the Company’s or any of its Subsidiaries’ products or services;

(x) each acquisition, disposition, license, covenant not to assert, waiver or other right or immunity, or any material restriction, with respect to material Intellectual Property Rights, including contracts involving Software, other than (A) non-exclusive licenses of commercially available, “off-the-shelf” third-party Software, for which the annual fee does not exceed $1,000,000 individually, (B) non-exclusive licenses granted to or from customers, suppliers and vendors related to goods or services provided to or from the Company or any of its Subsidiaries granted in the Ordinary Course and (C) ancillary licenses to Trademarks granted in the Ordinary Course;

(xi) each material partnership, strategic alliance or joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any of its Subsidiaries;

(xii) each joint development agreement, exploration agreement, participation, farm-out, farm-in or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures from and after December 31, 2024 that would reasonably be expected to be in excess of $5,000,000 in the aggregate;

(xiii) each contract (A) that provides for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons (1) in excess of 1,000 barrels of oil equivalent of Hydrocarbons per day over a period of one month (calculated on a yearly average basis) or (2) for a term greater than two years or (B) which the Company or its Subsidiaries reasonably expects that it will make aggregate payments in excess of $10,000,000 in any of the next three succeeding fiscal years or over the life of the contract that, in the case of (A) or (B), (x) has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 60 days and (y) provides for a “take-or-pay” clause or any similar prepayment obligation and acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes;

(xiv) each contract for the transportation of Hydrocarbons with respect to which the Company reasonably expects that the Company and its Subsidiaries will make payments in excess of $2,500,000 during the year ended December 31, 2025 or during any subsequent calendar year;

(xv) each resource adequacy attribute purchase and sale agreement or resource adequacy contract;

(xvi) each collective bargaining agreement to which the Company or its Subsidiaries is a party or is subject, with any Union;

(xvii) each contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract), other than Oil and Gas Leases, Right-of-Ways and other contracts relating to the Oil and Gas Properties of the Company and its Subsidiaries;

(xviii) each Company Related Party Agreement;

(xix) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential rights or rights of first or last offer, negotiation or refusal; or

(xx) each contract creating or granting an Encumbrance on any material asset of the Company or any of its Subsidiaries, other than Permitted Encumbrances.

(b) Collectively, the contracts set forth in Section 4.18(a) are herein referred to as the “Company Contracts.” Each Company Contract is legal, valid, binding, and enforceable in accordance with its terms on the Company and its Subsidiaries that are a party thereto, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Neither the Company nor any of its Subsidiaries is in material breach or default under any Company Contract nor, to the Knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto. There are no material disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the Knowledge of the Company, is any such party threatening to do so.

4.19 Hedging Transactions.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all Hedging Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Hedging Transactions.

(b) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have duly performed in all respects all of their respective obligations under the Hedging Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment or defaults or allegations or assertions of such by any party thereunder.

(c) Section 4.19(c) of the Company Disclosure Letter (i) lists, as of the date of this Agreement, all Hedging Transactions to which the Company or any of its Subsidiaries is a party, and (ii) accurately summarizes, in all material respects, the outstanding positions under any Hedging Transaction of the Company and their Subsidiaries, including Hydrocarbon and financial positions under any Hedging Transaction of the Company attributable in respect to the production and marketing of the Company and its Subsidiaries, as of the date of this Agreement.

4.20 Insurance. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the indemnity bonds and insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Company Insurance Policies”) is in full force and effect on the date of this Agreement. The Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar indemnity bonding obligations, perils or hazards, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except for such matters as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, all premiums payable under the Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Company Insurance Policies. Except for such matters as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Company Insurance Policy. As of the date hereof, neither the Company nor any of its Subsidiaries has any claims pending with insurers that are reasonably expected to result in an insurance recovery of more than $1,000,000 in the aggregate.

4.21 Brokers. Except, in respect of the Company, for the fees and expenses payable to Guggenheim Securities, LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or its Subsidiaries. The Company has made available to Parent a true, complete and correct copy of any contract between the Company and Guggenheim Securities, LLC pursuant to which Guggenheim Securities, LLC could be entitled to any payment from the Company or any of its Subsidiaries relating to the Transactions.

4.22 Related Party Transactions. Since the Applicable Date, no contracts, transactions, arrangements or understandings between the Company or any of its Subsidiaries (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand, are in existence that were not, but were required to be, disclosed under Item 404 of Regulation S-K of the Securities Act (except for amounts due as normal salaries and bonuses and in reimbursement of expenses in the Ordinary Course) (each of the foregoing, a “Company Related Party Agreement”).

4.23 Regulatory Matters.

(a) Neither the Company nor any of its Subsidiaries is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940, (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in PUHCA, except with regards to ownership of Qualifying Facilities, or (iii) subject to regulation under any Law administered by FERC or any Governmental Entity that purports to regulate the price at which the Company or any such Subsidiary sells or purchases goods or services or general corporate and credit matters of the Company or any such Subsidiary.

(b) Section 4.23(b) of the Company Disclosure Letter sets forth (i) each “subsidiary” or “affiliate” of the Company that is or should be designated as an “Exempt Wholesale Generator” or as the owner of a “Qualifying Facility”, (ii) each electric generating facility directly or indirectly owned or operated by the Company or any Subsidiary or Affiliate of the Company having operations meeting the definition of “Cogeneration” in California Public Utilities Code Section 216.6 and (iii) each contract or other arrangement under or pursuant to which the Company or any Subsidiary or Affiliate of the Company that directly or indirectly owns or operates any electric generating facility or storage facility (A) makes sales of electricity or provides electricity generated by such electric generating facility to any other Person, (B) utilizes or shares storage facilities or interconnection facilities with any other Person or (C) provides heat or steam to any Person other than the owner of the applicable electric generating facility.

4.24 Takeover Laws. The approval of the Company Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement, and the Merger, any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the equity interests of the Company or the Merger.

4.25 Anti-Corruption Laws; Economic Sanctions/Trade Laws.

(a) Since the Applicable Date, neither the Company nor any of its Subsidiaries nor any of their respective directors, officers, employees or, to the knowledge (as defined in the FCPA) of the Company, any other person acting on behalf of the Company or any of its Subsidiaries, in connection with the business of the Company has (i) violated any applicable Anti-Corruption Law or (ii) offered, paid, promised or agreed to pay, or authorized the payment of, either directly or indirectly through third parties, anything of value to any Government Official or other person with the intent to corruptly (1) influence any act or decision of a Government Official in his or her official capacity, (2) induce a Government Official to do or omit to do any act in violation of his or her lawful duties, (3) secure any improper advantage for the Company or its Subsidiaries, (4) induce a Government Official improperly to influence or affect any act or decision of any Governmental Entity or (5) assist the Company or any of its Subsidiaries in improperly obtaining or retaining business or other improper business advantage, in each case in violation of applicable Anti-Corruption Laws.

(b) The Company and its Subsidiaries (i) are, and at all times since April 24, 2019, have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Money Laundering Laws and (ii) are not and have not since April 24, 2019, engaged in any transaction or dealing in or involving any Sanctioned Country or with or involving any Sanctions Target or any other person with whom transactions or dealings are prohibited under any applicable Economic Sanctions/Trade Laws in each case in violation of applicable Economic Sanctions/Trade Laws. Neither the Company nor any of its Subsidiaries, nor any of their directors, officers, employees or, to the Company’s Knowledge, any other person acting on behalf of the Company or any of its Subsidiaries is a Sanctions Target or otherwise a person or entity with whom transactions are prohibited under any applicable Economic Sanctions/Trade Laws.

(c) Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or mandatory disclosure to any Governmental Entity with respect to any actual or suspected violation of applicable Anti-Corruption Law, Economic Sanctions/Trade Law, or Money Laundering Law, (ii) neither the Company nor any of its Subsidiaries, nor any of their directors, officers, employees or, to the Company’s Knowledge, any other person acting on behalf of the Company or any of its Subsidiaries received any written notice, request or citation regarding any Anti-Corruption Law, Economic Sanctions/Trade Law or Money Laundering Law or have been subject to any investigation, inquiry, information request, or other proceeding by any Governmental Entity under any Anti-Corruption Law or Economic Sanctions/Trade Law, in each case, relating to the Company and its Subsidiaries; and (iii) the Company and its Subsidiaries have implemented and maintained internal controls, policies and procedures reasonably designed to detect, prevent and deter violations of applicable Anti-Corruption Laws, Economic Sanctions/Trade Laws and Money Laundering Laws.

4.26 No Additional Representations.

(a) Except for the representations and warranties made in this ARTICLE IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) in connection with this Agreement and the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Company in this ARTICLE IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or Merger Sub’s remedies with respect to claims of fraud arising from or relating to the express representations and warranties made by the Company in this ARTICLE IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in ARTICLE V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Other than in respect of the representations and warranties contained in Sections 5.1–5.5, except as disclosed in the Parent Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on EDGAR since December 31, 2023 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized and in good standing or to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub each has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents in all material respects.

5.2 Capital Structure.

(a) As of the close of business on September 12, 2025, the authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 20,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”, and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on September 12, 2025: (A) 83,690,217 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) there were 1,117,186 shares of Parent Common Stock reserved for issuance pursuant to Parent’s Employee Stock Purchase Plan (as amended from time to time, the “Parent ESPP”); (C) there were 723,274 shares of Parent Common Stock subject to outstanding restricted stock units granted pursuant to Parent’s 2021 Long-Term Incentive Plan, as amended from time to time, and prior plans (the “Parent LTIP”); and (D) there were 878,286 shares of Parent Common Stock (assuming the target level of performance) subject to outstanding performance stock units granted pursuant to the Parent LTIP.

(b) All outstanding shares of Parent Common Stock and outstanding equity interests of each Subsidiary of Parent have been, in each case, duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. Except as set forth in this Section 5.2, issuances pursuant to the Parent ESPP, restricted stock units granted pursuant to the Parent LTIP, and performance stock units granted pursuant to the Parent LTIP or other awards granted in accordance with this Agreement, there are no outstanding: (1) shares of Parent Capital Stock or other voting securities of Parent; (2) securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares, equity interests, membership interest or other voting securities of Parent or its Subsidiaries; and (3) options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments, arrangements or agreements to which Parent or any Subsidiary of Parent is a party or by which Parent or its Subsidiaries are bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional equity interests or other voting securities of Parent or any of its Subsidiaries, or obligating Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are no stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. As of the date of this Agreement, the authorized membership interests of Merger Sub consist of 100 membership interests, all of which shares are duly authorized, validly issued and owned by Parent. Merger Sub was formed on August 5, 2025 and since the date of such formation, Merger Sub has not engaged in any activity other than in connection with its organization and the preparation, negotiation and execution of this Agreement. Merger Sub has no operations, assets or liabilities other than in connection with the foregoing and as provided under this Agreement.

5.3 Authority; No Violations; Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub, as applicable, and the performance by each of Parent and Merger Sub of its obligations under this Agreement have been duly authorized by all necessary corporate or limited liability company action on the part of each of Parent and Merger Sub (other than the approval of this Agreement by Parent as sole member of Merger Sub, which occurred concurrently with the execution and delivery of this Agreement). This Agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, subject to Creditors’ Rights. Pursuant to power and authority delegated by the Parent Board in accordance with the DGCL, the Finance Committee has unanimously (i) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, Parent and (ii) approved and declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement. The Merger Sub Board has unanimously (A) determined that this Agreement and the Transactions are advisable, fair to, and in the best interests of, the Merger Sub and the sole member of such Merger Sub, (B) approved and declared advisable this Agreement, the issuance of Parent Common Stock in the Merger and the Transactions on the terms and subject to the conditions set forth in this Agreement, and (C) resolved to recommend that Parent, as the sole member of Merger Sub, approve this Agreement. Parent, as the sole member of Merger Sub, has approved this Agreement and the Transactions on the terms and subject to the conditions set forth in this Agreement concurrently with its execution of this Agreement. No vote of holders of capital stock of Parent is necessary to approve this Agreement and the Transactions.

(b) The execution, delivery and performance of this Agreement by Parent does not, and the consummation of the Transactions will not (assuming that the Requisite Company Vote is obtained) with or without notice or lapse of time, or both (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent or Merger Sub, (ii) result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming all consents, approvals, authorizations and other actions described in Section 5.4 have been obtained and all filings and obligations described in Section 5.4 have been made, contravene, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (c) the filing with the SEC of (i) the Registration Statement, and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with the Agreement and the Transactions; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Law; (f) FERC Approval; and (g) any such Consent that the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 Parent Reports; Financial Statements; Internal Controls.

(a) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, schedules, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, schedules, certifications, reports and documents filed or furnished to the SEC since the Applicable Date and those filed or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act as the case may be. As of their respective dates (or, if amended, as of the date of such amendment), the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Parent has disclosed, based on the most recent evaluation of its internal accounting controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies in the design or operation of its internal controls over financial reporting that would reasonably be likely to adversely affect Parent’s ability to record, process, summarize and report financial information for inclusion in the applicable combined financial statements and (ii) any known occurrence of fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(c) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into Parent Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Parent Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, changes in financial position and retained earnings (loss), as applicable, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto.

5.6 Absence of Certain Changes or Events. From the Applicable Date through the date of this Agreement, (a) there has not been any Parent Material Adverse Effect and (b) Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects.

5.7 Information Supplied. The information supplied by Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Registration Statement (and any amendment thereof or supplement thereto) will not, as of the date such Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective) contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading except that no representation or warranty is made by Parent or Merger Sub with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of Parent for inclusion in the Registration Statement. The information supplied by Parent or Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy/Prospectus (and any amendment thereof or supplement thereto) will not, as of the date such Proxy/Prospectus is mailed to the Company Stockholders and at the time of any meeting of the Company Stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading except that no representation or warranty is made by Parent or Merger Sub with respect to information included or incorporated by reference therein based on information that was not supplied by or on behalf of Parent or Merger Sub or any of their respective Affiliates for inclusion in the Proxy/Prospectus.

5.8 No Undisclosed Material Liabilities. There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for or reserved against on the balance sheet of Parent dated as of June 30, 2025 (including the notes thereto, as applicable) contained in Parent’s Quarterly Report on Form 10-Q for the three months ended June 30, 2025; (b) liabilities incurred in the Ordinary Course subsequent to December 31, 2024; (c) liabilities incurred in connection with the Transactions; (d) executory obligations under any contract, which are not related to any breach or default of a contract by Parent or its Subsidiaries; and (e) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.9 Compliance with Applicable Law. Except as would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole, the businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law. To the Knowledge of Parent, no investigation by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, other than those the outcome of which would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries, taken as a whole.

5.10 Taxes.

(a) Except for any such matter that would not reasonably be expected to have a Parent Material Adverse Effect, (i) all income and other material Tax Returns required to be filed by or with respect to Parent or any of its Subsidiaries have been duly and timely filed with the appropriate Taxing Authority (taking into account extensions of time for filing), and all such filed Tax Returns are true, complete and accurate in all material respects; all income and other material Taxes that are due and payable (whether or not shown on any Tax Returns) by Parent or any of its Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP in the Parent Reports) have been paid in full; all material withholding Tax requirements imposed on or with respect to Parent or any of its Subsidiaries have been satisfied in full, and Parent and its Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements and (ii) there is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries, or with respect to any of the assets of Parent or any of its Subsidiaries, in respect of any income or other material Taxes that has been asserted in writing to Parent or any of its Subsidiaries or, to the Knowledge of Parent, threatened by any Taxing Authority; there are no disputes, audits, examinations, investigations or Proceedings pending or, to the Knowledge of Parent, threatened in writing to Parent or any of its Subsidiaries regarding any Taxes of Parent or any of its Subsidiaries or the assets of Parent and its Subsidiaries.

(b) Neither Parent nor any of its Subsidiaries (i) has taken or agreed to take any action, or (ii) as of the date hereof, has any Knowledge after reasonable diligence of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede (A) the Merger from qualifying for the Intended Tax Treatment or (B) the issuance of the opinion or the delivery of the Tax Certificates described in Section 7.3(e).

(c) Each of Parent and Merger Sub is classified as and properly treated as a C corporation for U.S. federal and applicable state and local income Tax purposes.

5.11 Litigation. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) Order outstanding against Parent or any of its Subsidiaries.

5.12 Brokers. Except, in respect of Parent, for the fees and expenses payable to RBC Capital Markets, LLC and Petrie Partners Securities, LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or its Subsidiaries.

5.13 Available Funds. Parent and Merger Sub have, and at all times until the satisfaction of all their respective obligations under this Agreement will have, available to them all immediately available funds and/or lines of credit necessary to consummate the Transactions, including the refinancing of any outstanding Indebtedness contemplated hereby.

5.14 No Additional Representations.

(a) Except for the representations and warranties made in this ARTICLE V, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub or their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent and Merger Sub each hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or Merger Sub or any of their respective Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent and Merger Sub in this ARTICLE V, any oral or written information presented to the Company, its Affiliates or Representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.14 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and Merger Sub in this ARTICLE V.

(b) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE VI

COVENANTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except (i) as set forth on Section 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, it shall, and shall cause each of its Subsidiaries to use commercially reasonable efforts to conduct its businesses in the Ordinary Course, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its material customers, suppliers, licensors, licensees, distributors, lessors and others having business dealings with it.

(b) Except (i) as set forth on Section 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) adjust, split, reverse split, combine, subdivide, reclassify, redeem, purchase, repurchase or otherwise acquire, directly or indirectly, or amend, the Company’s or any Company Subsidiaries’ securities, including any options, equity or equity-based compensation, restricted stock, restricted stock units, performance stock units, warrants, convertible securities or other rights of any kind to acquire any of such securities (which include Company Equity Awards), except pursuant to the forfeiture conditions of Company Equity Awards or the Tax withholding provisions of Company Equity Awards, in each case only if and to the extent required by the terms of such awards as in effect on the date of this Agreement or, in the case of Company Equity Awards issued after the date of this Agreement in accordance with the terms of this Agreement, if and to the extent required by the terms of such awards;

(ii) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding equity interests in, the Company or any of its Subsidiaries, except for (A) regular quarterly dividends, in an amount not to exceed $0.03 per share of Company Common Stock in each case, declared and paid at such times and in such amounts as is consistent with historical practice over the 12-month period prior to the date of this Agreement; or (B) dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company;

(iii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company; or (B) in respect of Company Equity Awards outstanding as of the date of this Agreement or granted after the date hereof in compliance with this Agreement in each case only if and to the extent required by the terms of such awards;

(iv) (A) amend or propose to amend the Company’s Organizational Documents or (B) amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than, in the case of the Subsidiaries of the Company, for ministerial changes);

(v) (A) merge, consolidate, combine or amalgamate with any Person other than between wholly-owned Subsidiaries of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case, other than acquisitions for which the consideration is less than $1,000,000 individually or $5,000,000 in the aggregate;

(vi) sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, or agree to sell, lease, transfer, farmout, license, Encumber (other than Permitted Encumbrances), discontinue or otherwise dispose of, any portion of its assets or properties (including Company Intellectual Property), other than (A) sales, leases, transfers, farmouts or dispositions for which the consideration is less than $1,000,000 individually or $5,000,000 in the aggregate, (B) the purchase, sale or transfer of Hydrocarbons or the sale or transfer of pipeline capacity, inventory or obsolete or worthless assets, in each case, in the Ordinary Course, (C) asset or property swaps the fair market value of which are less than $1,000,000 individually or $5,000,000 in the aggregate, (D) abandonment of immaterial Registered Company IP in the Ordinary Course or statutory expirations of any Registered Company IP, (E) grants of non-exclusive licenses to Company Intellectual Property in the Ordinary Course or (F) transactions solely among the Company and one or more of its wholly-owned Subsidiaries or solely among the Company’s wholly-owned Subsidiaries;

(vii) grant, extend, waive or modify any material rights in or to, or exchange, sell, assign, lease, license out, transfer, let lapse, cancel, abandon, otherwise dispose of, or incur any Encumbrances or permit any Encumbrances to be imposed on (other than Permitted Encumbrances) any material Company Intellectual Property, except grant non-exclusive licenses in the Ordinary Course;

(viii) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of the Company;

(ix) change in any material respect their accounting principles, practices or methods, except as required by GAAP or applicable Law;

(x) except as required by applicable Law: (A) make, change or revoke any material Tax election other than in the Ordinary Course, (B) change an annual Tax accounting period other than in the Ordinary Course, (C) adopt or change any material Tax accounting method other than in the Ordinary Course, (D) file any amended Tax Return other than in the Ordinary Course, (E) enter into any closing agreement with respect to Taxes, (F) settle any material Tax claim, audit, assessment or dispute (except where the amount of such settlement does not exceed the reserve for such matter on the Company financial statements), (G) surrender any right to claim a refund of material Taxes, or (H) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Tax (other than any such extensions or waivers which are routine, automatic, or arise by operation of Law);

(xi) except as required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, (A) increase in any manner the compensation, pension, welfare, fringe or other benefits, severance or termination pay of any Company Person except for the payment of annual bonuses for completed periods based on actual performance in the Ordinary Course, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement, (C) grant any new equity or equity-based awards, or amend or modify the terms of any outstanding equity or equity-based awards, under any Company Benefit Plan, (D) take any action to accelerate the vesting, lapsing of restrictions, or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan that is required by applicable Law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) forgive any loans or issue any loans (other than routine travel advances issued in the Ordinary Course) to any Company Person, (G) hire any employee or engage any independent contractor (who is a natural person) with an annualized salary or hourly wage rate or consulting fees (as applicable) in excess of $250,000 or (H) terminate the employment or service (as applicable) of any employee or independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees (as applicable) in excess of $250,000, other than for cause;

(xii) implement or announce any employee layoffs, furloughs, plant closings, or other similar actions that implicate the Worker Adjustment and Retraining Notification Act of 1988 (or any analogous state or local Law);

(xiii) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, confidentiality or other material restrictive covenant obligation of any current or former director, officer or employee of the Company or any of its Subsidiaries;

(xiv) (A) retire, repay, defease, repurchase, discharge, satisfy or redeem all or any portion of the outstanding aggregate principal amount of the Company’s or its Subsidiaries’ Indebtedness that has a repayment cost, “make whole” amount, prepayment penalty or similar obligation (other than Indebtedness incurred by the Company or wholly-owned Subsidiary of the Company and owed to the Company or wholly-owned Subsidiary of the Company); (B) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person; or (C) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (B) and (C) shall not restrict (1) the incurrence of Indebtedness under the Revolving Credit Agreement in the Ordinary Course, and in no event exceeding $30,000,000 of incremental borrowings in the aggregate outstanding at any given time, after giving effect to repayments after the date hereof, (2) the incurrence of Indebtedness by the Company that is owed to any wholly-owned Subsidiary of the Company or by any wholly-owned Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, or (3) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1) or (2);

(xv) (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement other than in the Ordinary Course or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of an existing Company Contract on substantially the same terms in the Ordinary Course) other than in the Ordinary Course or (C) enter into any Hedging Transactions other than as required under the Company Credit Agreements or in the Ordinary Course;

(xvi) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(xvii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any audit, claim or other proceeding in respect of Taxes) other than the settlement of such proceedings involving the payment of monetary damages (net of insurance proceeds) by the Company or any of its Subsidiaries of any amount not exceeding $1,000,000 in the aggregate and that would not result in any restriction on future activity or conduct or a finding or admission of a violation of law; provided, in each case, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.19;

(xviii) make or commit to make any capital expenditures (A) during 2025 that are, in the aggregate, greater than 110% of the Company’s 2025 annual capital budget set forth in Section 6.1(b)(xviii)(A) of the Company Disclosure Letter (the “Company 2025 Budget”) or (B) if the Closing has not occurred by December 31, 2025, for the calendar quarter beginning on January 1, 2026, and every calendar quarter thereafter in 2026, that are, in the aggregate, greater than 110% of 25% of the Company 2025 Budget, except in either case for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment;

(xix) acquire assets (including Intellectual Property Rights) from any other Person with a fair market value or purchase price in excess of $1,000,000 individually or $5,000,000 in the aggregate in any transaction or series of related transactions, in each case, including any amounts or value reasonably expected to be paid in connection with a future earn-out, purchase price adjustment, release of “holdback” or similar contingent payment obligation, or that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company or Parent, as applicable, to consummate the Transactions, other than acquisitions pursuant to and in accordance with the terms of Company Contracts in effect prior to the date of this Agreement, true, correct and complete copies of which have been made available to Parent prior to the date of this Agreement;

(xx) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than to or from the Company and any of its wholly-owned Subsidiaries) in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(xxi) enter into any new line of business or new geographic area, other than the existing lines of business in the geographic areas of the Company and its Subsidiaries as of the date of this Agreement and lines of products and services reasonably ancillary to any such existing lines of business in such geographic areas;

(xxii) terminate any Company Permit or Rights-of-Way, permit any Company Permit or Rights-of-Way to lapse (other than in the Ordinary Course) or fail to apply on a timely basis for any renewal of any renewable Company Permit or Rights-of-Way, except to the extent such termination, lapse or failure to apply for renewal would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries, taken as a whole; or

(xxiii) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Parent Business Pending the Merger.

(a) Except (i) as expressly permitted or required by this Agreement, (ii) as may be required by applicable Law, or (iii) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the Ordinary Course, including by using commercially reasonable efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its material customers, suppliers, licensors, licensees, distributors, lessors and others having material business dealings with it.

(b) Except (i) as expressly permitted or required by this Agreement, (ii) as may be required by applicable Law, or (iii) otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to ARTICLE VIII Parent shall not, and shall not permit its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distribution in respect of any capital stock of, or other outstanding equity interests in, Parent or its Subsidiaries, except for (x) regular quarterly cash dividends (or corresponding dividend equivalents in respect of equity awards) payable by Parent in the Ordinary Course (and, for the avoidance of doubt, excluding any special dividends), with such increases as the Parent Board may determine from time to time and (y) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent;

(ii) adjust, split, reverse split, combine, subdivide, or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities, warrants, rights or options in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries other than (A) the issuance of Parent Common Stock upon the vesting or lapse of any restrictions on any awards granted under Parent Benefit Plans and outstanding on the date hereof or issued in compliance with clause (B) below; and (B) issuances of awards granted in the Ordinary Course under the Parent Benefit Plans or any successor to such plan adopted or established in the Ordinary Course following the date of this Agreement;

(iii) amend or propose to amend Parent’s Organizational Documents or adopt any change in the Organizational Documents of any of Parent’s Subsidiaries that would prevent, delay or impair the ability of the Parties to consummate the Merger;

(iv) merge, consolidate, combine or amalgamate with any Person, acquire assets from any other Person or sell, lease, transfer, farmout, license, Encumber, discontinue or otherwise dispose of any assets or properties to any other Person, in each case other than (A) among Parent and its wholly-owned Subsidiaries or among wholly-owned Subsidiaries of Parent or (B) as would not reasonably be expected to prevent, impair or delay consummation of the Transactions;

(v) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Parent or any of its Subsidiaries, other than such transactions among wholly-owned Subsidiaries of Parent; or

(vi) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Notwithstanding anything in this Agreement to the contrary, no consent of Parent or the Company shall be required with respect to any matter set forth in Section 6.1, this Section 6.2 or elsewhere in this Agreement to the extent that the requirement of such consent would, upon the advice of outside antitrust legal counsel, violate applicable Antitrust Law.

6.3 Acquisition Proposals; Change in Recommendation.

(a) No Solicitation. Except as expressly permitted by this Section 6.3, the Company shall not, and none of its Subsidiaries nor any of the directors, officers, or employees of it or its Subsidiaries shall, and the Company shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit, propose, or take any action to knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions with or negotiations relating to any Acquisition Proposal (except to notify a Person that makes an inquiry, offer or proposal with respect to an Acquisition Proposal of the existence of this Section 6.3 or to clarify the terms of an offer or proposal) or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii) provide any non-public information to any Person in connection with any Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(v) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(b) Notice of Acquisition Proposals. The Company shall promptly (and, in any event, within 48 hours) give notice to Parent if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, or (ii) any information is requested in connection with any Acquisition Proposal from it or any of its Representatives, setting forth in such notice the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, complete copies of any written inquiries, requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably current basis (and in any event within 48 hours), of the status and terms of any such proposals or offers and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all written Acquisition Proposals and proposed agreements (including any amendments thereto).

(c) No Change of Recommendation.

(i) Except as permitted by Section 6.3(c)(ii) and Section 6.3(d), the Company Board, including any committee thereof, agrees it shall not:

(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Recommendation, in each case, in a manner adverse to Parent;

(B) fail to include the Company Recommendation in the Proxy/Prospectus;

(C) fail to recommend, within ten Business Days after the commencement of such Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or an Affiliate of Parent), against acceptance of such tender offer or exchange offer by its stockholders; or

(D) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”, and any of the actions set forth in the foregoing clauses (A), (B), (C) and (D), a “Change of Recommendation”).

(ii) Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Company Board may effect a Change of Recommendation if (A)(1) an unsolicited bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in Section 6.3(a) is received by the Company and is not withdrawn, and the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes a Superior Proposal or (2) an Intervening Event has occurred, and (B) the Company Board determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to effect a Change of Recommendation in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that a Change of Recommendation may not be made unless and until the Company has given Parent written notice of such action and the basis thereof five Business Days in advance, which notice shall set forth in writing that that the Company Board intends to consider whether to take such action and (x) in the case of a Superior Proposal, comply in form, substance and delivery with the provisions of Section 6.3(b) and (y) in the case of an Intervening Event, include a reasonable description of such Intervening Event. After giving such notice and prior to effecting such Change of Recommendation, the Company shall, and shall cause its employees, financial advisor and outside legal counsel to, negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to make such revisions to the terms of this Agreement as would permit the Company Board not to effect a Change of Recommendation in response thereto. At the end of the five Business Day period, prior to taking action to effect a Change of Recommendation, the Company Board shall take into account any changes to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and shall have determined in good faith after consultation with outside legal counsel and its financial advisor that (I) in the case of a Superior Proposal, the Superior Proposal would continue to constitute a Superior Proposal and in the case of an Intervening Event, that such Intervening Event remains in effect and (II) the failure to effect a Change of Recommendation in response to such Superior Proposal or Intervening Event, as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law, in each case, if such changes offered in writing were to be given effect. Any modification to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of Section 6.3(b) and this Section 6.3(c)(ii) except that the advance written notice obligation set forth in this Section 6.3(c)(ii) shall be reduced to two Business Days.

(iii) Notwithstanding anything in this Agreement to the contrary, prior to the time the Requisite Company Vote is obtained, the Company and its Representatives may engage in the activities prohibited by Sections 6.3(a)(i) through (a)(iv) with any Person and its Representatives concerning an unsolicited bona fide written Acquisition Proposal submitted by such Person that did not arise from or in connection with a breach of the obligations set forth in Section 6.3(a) that is not withdrawn, so long as the Company Board has first determined in good faith, after consultation with outside legal counsel and its financial advisor, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal; provided, that the Company may not deliver non-public information to such Person or its Representatives until the

Company receives an executed Acceptable Confidentiality Agreement; provided, further, that the Company shall provide or make available to Parent all such non-public information made available to the Person making the Acquisition Proposal (to the extent that such information has not been previously provided or made available to Parent) substantially concurrently with the time it is provided or made available to such Person.

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.3 shall prohibit the Company from (i) complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal or Change of Recommendation or (ii) making any disclosure to its stockholders if the Company Board determines in good faith (after consultation with and receiving advice of its outside legal counsel) that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.3(a) unless the Company promptly (and in any event within 48 hours) and expressly reaffirms the Company Recommendation in such disclosure or, if not expressly reaffirmed in such disclosure, in a public statement within 48 hours after a request by Parent to do so; it being understood that a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall not be deemed to be a Change of Recommendation.

(e) Existing Discussions. The Company shall, and shall cause its officers, directors and Subsidiaries, and shall instruct and use its reasonable best efforts to cause its Representatives (other than the Company’s officers and directors), to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or proposal that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to such Person providing only that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, or proposal or transaction that could reasonably be expected to lead to an Acquisition Proposal which notice shall, to the extent such Person has executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal, also request the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (to the extent no similar notice has been delivered prior to the date of this Agreement or such Person possesses confidential information that would be covered by such a request). The Company will promptly terminate all physical and electronic data access previously granted to such Persons.

(f) Standstill Provisions. During the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE VIII and the Effective Time, the Company shall not release or permit the release of any Person from, or waive or permit the waiver of, any “standstill” or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Notwithstanding anything in this Agreement to the contrary, the Company shall be permitted to waive or fail to enforce any provision of any “standstill” or similar obligation of any Person if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

6.4 Prospectus/Proxy Filing; Information Supplied.

(a) As promptly as practicable after the date of this Agreement (but, in any event, no later than 30 days following the date of this Agreement), the Company shall prepare and file with the SEC the proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy/Prospectus”), and Parent shall prepare and file with the SEC, Parent’s registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”, with the Proxy/Prospectus constituting a part thereof). Parent and the Company each shall use its reasonable best efforts to respond promptly to comments from the SEC and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, to promptly thereafter mail the Proxy/Prospectus (including the Registration Statement) to the stockholders of the Company, and to maintain the effectiveness of the Registration Statement for as long as necessary to consummate the Transactions.

(b) Each of the Company and Parent shall promptly notify the other of the receipt of all comments from the SEC and of any request by the SEC for any amendment or supplement to the Registration Statement or the Proxy/Prospectus or for additional information and shall promptly provide to the other copies of all correspondence between it or any of its Representatives and the SEC with respect to the Registration Statement or Proxy/Prospectus.

(c) Each of the Company and Parent agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy/Prospectus and any amendment or supplement thereto will, at the date of mailing to the stockholders of the Company and at the time of the Company Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company will cause the Proxy/Prospectus and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. If, at any time prior to receipt of the Requisite Company Vote, there occurs any event that should, under the requirements of applicable Law, be set forth in an amendment or supplement to the Proxy/Prospectus or the Registration Statement, including correcting any information that has become false or misleading in any material respect, the Company or Parent, as applicable, shall promptly prepare and file with the SEC an amendment or supplement to the Proxy/Prospectus or Registration Statement, as applicable, and, to the extent required by applicable Law, cause the same to be disseminated to the Company Stockholders.

(d) Each of Parent and the Company will provide their respective legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy/Prospectus, the Registration Statement and other documents related to the Company Stockholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger, prior to filing such documents with the applicable Governmental Entity and mailing such documents to the stockholders of the Company. Each Party will include in the Proxy/Prospectus, the Registration Statement and such other documents related to the Company Stockholders Meeting or the issuance of the shares of Parent Common Stock in respect of the Merger all comments reasonably and promptly proposed by the other Party or its legal counsel and each agrees that all information relating to Parent and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to Parent, acting reasonably, and all information relating to the Company and its Subsidiaries included in the Proxy/Prospectus and the Registration Statement shall be in form and content satisfactory to the Company, acting reasonably.

6.5 Stockholders Meeting.

(a) The Company will take, in accordance with applicable Law and its Organizational Documents, all action necessary to convene the Company Stockholders Meeting as promptly as practicable after the Registration Statement is declared effective and the SEC advises it has no further comments on the Proxy/Prospectus, and in any event within 40 days thereafter, to obtain the Requisite Company Vote. Subject to Section 6.3 of this Agreement, the Company Board shall recommend the adoption of this Agreement and shall use reasonable best efforts to solicit such adoption. Without limiting the generality of the foregoing, the Company agrees that, unless this Agreement is terminated in accordance with its terms, and, to the extent required by the terms of this Agreement, the Company pays to Parent the Company Termination Fee in accordance with Section 8.5(b), its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.5(a) shall not be affected by the making of a Change of Recommendation by the Company Board and its obligations pursuant to this Section 6.5(a) shall not be affected by the commencement of or announcement or disclosure of or communication to the Company of any Acquisition Proposal.

(b) The Company agrees (i) to provide to Parent reasonably detailed periodic updates concerning proxy solicitation results on a timely basis (including, if requested by Parent, requesting and promptly providing daily voting reports upon the Company’s receipt thereof) and (ii) to give written notice to Parent one day prior to the Company Stockholders Meeting and on the day of, but prior to the Company Stockholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Company Vote have been obtained. Notwithstanding the foregoing, prior to the date the Company Stockholders Meeting is scheduled (in either case, the “Original Date”) the Company shall be permitted (and shall, if requested in writing by Parent at least one day prior to the Company Stockholders Meeting, in the case of (A) or (C) for up to ten Business Days, with the applicable number of days to be selected by Parent) to postpone or adjourn the Company Stockholders Meeting (though not to any date less than four (4) Business Days prior to the Outside Date) if, (A) the Company will be or is unable to obtain a quorum of the Company Stockholders, (B) the Company Board has determined in good faith (after consultation with outside legal counsel) that such delay is required (x) by applicable Law or (y) to allow for the dissemination of any supplement or amendment to the Proxy/Prospectus that is required to be filed and disseminated under applicable Law or (C) after consultation, the Company or Parent believes in good faith that such adjournment or postponement is reasonably necessary to solicit additional proxies for the purpose of obtaining the Requisite Company Vote, in each case as long as the date of the Company Stockholders Meeting is not postponed or adjourned more than ten Business Days in connection with any one postponement or adjournment or more than an aggregate of twenty Business Days from the Original Date in reliance on the preceding sentence (excluding any adjournments or postponements required by applicable Law).

6.6 Approval of Sole Member of Merger Sub. Promptly following the execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its Organizational Documents, in its capacity as sole member of Merger Sub, a written consent approving this Agreement.

6.7 HSR, FPA and Other Approvals.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement and provided that at all times the provisions of Section 6.7(b)-(f) shall govern the matters set forth therein as applicable, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take all actions, and to do all things necessary, proper and advisable (x) to prevent any Specified Effect from causing any of the conditions precedent set forth in Sections 7.1, 7.2 and 7.3 to fail to be satisfied and (y) to consummate and make effective, in the most expeditious manner reasonably practicable, the transactions contemplated by this Agreement, including reasonable best efforts to obtain all consents, registrations, approvals, permits, and authorizations, in each case, necessary or advisable in order to consummate the transactions contemplated by this Agreement, including any approvals or clearances applicable to the consummation of the Merger (i) in accordance with the HSR Act (the “Antitrust Approval”) and (ii) under Section 203 of the FPA (the “FERC Approval”).

(b) Antitrust Approval. Subject to the terms of this Section 6.7(b) and Section 6.7(e), each of the Company and Parent shall cooperate with each other and use (and shall cause its respective Subsidiaries to use) their respective reasonable best efforts to file with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act promptly, and in any event within 20 Business Days, following the date of this Agreement. Each of the Company and Parent, as applicable, shall (and shall cause its respective Subsidiaries to):

(i) cooperate and coordinate with the other in the making of the filings referenced in this Section 6.7(b);

(ii) use its respective reasonable best efforts to supply the other with any information that may be required in order to make such filings;

(iii) use its respective reasonable best efforts to supply any additional information that reasonably may be required or requested by the FTC or DOJ;

(iv) use its respective reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act applicable to the Merger as soon as practicable, and in any event prior to the Outside Date; and

(v) use its respective reasonable best efforts to contest, defend and appeal any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger.

Parent shall, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions, and strategy on behalf of the Parties relating to any approval or clearance applicable to the Merger under the HSR Act, and the Company shall take all commercially reasonable actions to support Parent in connection therewith. Each of the Company and Parent will permit the other Party and its Representatives to review in advance any written communication proposed to be made by such Party to the FTC or DOJ regarding the Merger and will consider in good faith the views of the other Party and promptly inform the other Party of any substantive communication from the FTC or DOJ regarding the Merger in connection with such filings. If any Party or Subsidiary thereof receives a request for additional information or documentary material from the FTC or DOJ with respect to the Merger pursuant to the HSR Act, then such Party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. Parent shall be responsible for any fees payable to any Governmental Entity for any filings, notifications and related expenses incurred to make or obtain any approval, clearance or notice under the HSR Act.

(c) FERC Approval. Subject to the terms of this Section 6.7(c) and Section 6.7(e), each of the Company and Parent shall cooperate with each other and use (and shall cause its respective Subsidiaries to use) their respective reasonable best efforts to prepare all necessary and advisable documentation for submission to FERC in order to solicit FERC Approval (the “FERC Approval Submission”), and shall jointly file the FERC Approval Submission as promptly as practicable after the date of this Agreement, and in any event within 20 Business Days following the date of this Agreement. Each of the Company and Parent, as applicable, shall (and shall cause its respective Subsidiaries to) (i) cooperate and coordinate with the other in the making of the FERC Approval Submission, (ii) use its respective reasonable best efforts to supply the other with any information that may be required in order to make the FERC Approval Submission, (iii) use its respective reasonable best efforts to supply any additional information that reasonably may be required or requested by FERC, (iv) use its respective reasonable best efforts to take all action necessary to cause the FERC Approval to be obtained as soon as practicable, and in any event prior to the Outside Date, and (v) use its respective reasonable best efforts to contest, defend and appeal any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger. Parent shall, after good faith consultation with the Company and after considering, in good faith, the Company’s views and comments, control and lead all communications, negotiations, timing decisions, and strategy on behalf of the Parties relating to obtaining FERC Approval, and the Company shall take all commercially reasonable actions to support Parent in connection therewith. Each of the Company and Parent will permit the other Party and its Representatives to review in advance any written communication proposed to be made by such Party to FERC regarding the Merger and will consider in good faith the views of the other Party and promptly inform the other Party of any substantive communication from FERC regarding the Merger in connection with such filings. If any Party or Subsidiary thereof receives a request for additional information or documentary material from FERC with respect to the Merger pursuant to the FPA, then such Party will use reasonable best efforts to make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response in compliance with such request. Parent shall be responsible for any fees payable to any Governmental Entity for any filings, notifications and related expenses incurred to make or obtain any approval, clearance or notice under the FPA.

(d) Notwithstanding any other requirement in this Section 6.7, if a Party (a “Disclosing Party”) is required under this Section 6.7 to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information, the Disclosing Party may comply with such requirement by restricting the provision of such competitively sensitive only to antitrust counsel and FERC counsel, as applicable, of the Receiving Party and providing to the Receiving Party, upon request of the Receiving Party, a redacted version of such information which does not contain any such competitively sensitive information.

(e) Regulatory Remedies. Notwithstanding anything in this Agreement to the contrary, Parent will use its reasonable best efforts to take all actions necessary to avoid or eliminate each and every impediment under the Antitrust Laws or the FPA so as to enable Closing to occur as promptly as practicable, including an obligation to: (i) make any commitment to or undertake or enter into agreements or agree to the entry of an order or decree with any Governmental Entity, (ii) commit to sell or dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or business of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company, or the assets or business of any Party, (iii) commit to or accept any operational restriction or take or commit to take any action related to Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company or any other Party, (iv) commit to terminate, amend or replace any existing relationships and contractual rights and obligations of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company or any other Party, (v) terminate any relevant venture or other arrangement of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company or any other Party or (vi) effectuate any other change or restructuring of Parent, the Company, the Surviving Corporation or any other Subsidiary of Parent or the Company or any Party; provided that, notwithstanding anything to the contrary in this Agreement, (A) no Party will be required to take or agree or commit to take any action for the purpose of avoiding or eliminating each and every impediment under the Antitrust Laws or the FPA, as applicable, so as to enable Closing to occur as promptly as practicable that is not conditioned upon the Closing, and (B) nothing in this Section 6.7 or otherwise in this Agreement shall require Parent and its Subsidiaries to offer, propose, negotiate, commit to, take or effect any action that would constitute a Burdensome Condition for the purpose of avoiding or eliminating each and every impediment under the Antitrust Laws or the FPA so as to enable Closing to occur as promptly as practicable. For the purposes of this Agreement, “Burdensome Condition” means any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action imposed upon Parent, the Company or any of their respective Subsidiaries that would reasonably be expected to result in, (a) with respect to Parent, the Company or their respective Subsidiaries, (x) payments or expenditures (including reasonable counsel and advisor fees) or (y) concessions of anything of value (including loss of profits or benefits of the transactions contemplated by this Agreement as a result of any requirement restricting or regulating the conduct of business), that would, in the case of the foregoing clauses (x) and (y), individually or in the aggregate, reasonably be expected to have a material effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole

(assuming for purposes of such analysis that any material and adverse effect is measured on a scale relative to the Company and its Subsidiaries), or (b) the transfer, disposition, divestiture or sale of any businesses, assets or properties of Parent, the Company or any of their respective Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a material effect on the business, operations, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (assuming for purposes of such analysis that any material effect is measured on a scale relative to the Company and its Subsidiaries). The Company shall not, and shall cause, its Subsidiaries not to, take any of the foregoing actions in clauses (i) through (vi) with respect to the Company or any of its Subsidiaries unless consented to in writing by Parent, provided that the Company shall, and shall cause each Subsidiary of the Company to, undertake such actions if requested by Parent if the effectiveness of such action is conditioned upon the occurrence of the Closing.

(f) Notwithstanding anything to the contrary in Section 6.1(b) or Section 6.2(b), as applicable, between the date of this Agreement and the Closing, neither Parent nor the Company shall engage in, or permit any of its Subsidiaries to engage in, any merger or acquisition, including any business combinations, asset acquisitions or sales, consolidations, mergers, stock acquisitions or sales, joint ventures, or other strategic transactions, that would, individually or in the aggregate, reasonably be expected to materially delay the Merger or prevent or impair the consummation of the Merger by the Outside Date.

6.8 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, each of the Company and Parent shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing copies of notices or other communications received by such Party or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions. Each of the Company and Parent shall give prompt notice to the other of any Effect that has had or would have a Company Material Adverse Effect or a Parent Material Adverse Effect (as applicable), or of any failure of any condition to the Company’s or Parent’s obligation (as applicable) to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 6.8 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of Parent or the Company to update the Company Disclosure Letter.

6.9 Information; Access and Reports.

(a) Subject to applicable Law and the other provisions of this Section 6.9, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy/Prospectus, the Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company shall (and shall cause its Subsidiaries to), upon giving of reasonable written notice by Parent, afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours following reasonable advance written notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of the Company’s independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested. Neither Parent, nor any of its officers, employees or Representatives, shall be permitted to perform any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis with respect to any property of the Company or any of its Subsidiaries without the Company’s prior written consent in the Company’s sole discretion.

(b) The foregoing provisions of this Section 6.9 shall not require and shall not be construed to require either the Company or Parent to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Parent, as applicable would (i) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Party shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure (or entered into after the date of this Agreement in compliance with Section 6.1, as applicable), (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) waive the protection of any attorney-client privilege or (iv) result in the disclosure of any Personal Information that would expose the Party to the risk of liability. In the event that Parent or the Company, as applicable, objects to any request submitted pursuant to and in accordance with this Section 6.9 and withholds information on the basis of the foregoing clauses (i) through (iii), the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.9 shall be directed to the executive officer or other Person designated by the Company or Parent, as applicable. Any investigation conducted pursuant to this Section 6.9 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or any of its Subsidiaries and shall be subject to the Company’s or any of its Subsidiaries’ reasonable security measures and insurance requirements. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement. Nothing in this Section 6.9 shall be construed to require the Company or any Representatives to prepare any new reports, analysis, appraisals, opinions or other information.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.9 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, including those concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent or Merger Sub set forth in this Agreement.

6.10 Stock Exchange Listing and Delisting. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from NASDAQ and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

6.11 Publicity. The initial press release with respect to the Transactions shall be a joint press release and thereafter the Company and Parent shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or the NYSE or NASDAQ, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) information included in a press release or other document previously approved for external distribution by the other Parties and unmodified from the version so approved, (iv) in connection with any dispute between the Parties regarding this Agreement, the Merger or the other Transactions, or (v) statements by the Company permitted by Section 6.3 and responses by Parent thereto.

6.12 Employee Matters.

(a) Parent agrees that it shall provide, or cause its Subsidiaries to provide, each employee of the Company and its Subsidiaries who remains employed by the Company or any of its Subsidiaries at the Effective Time (each, a “Continuing Employee”), during the period commencing at the Effective Time and ending on the date that is immediately 12 months following the Effective Time, with (i) an annualized base salary or hourly wage rate, as applicable, and a target annual cash incentive opportunity that are no less favorable in the aggregate than the annualized base salary or hourly wage rate, as applicable, and target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Effective Time; (ii) target long-term incentive compensation opportunities that, after taking into account clauses (i) and (iii) of this Section 6.12(a), result in the Continuing Employee having total target annual compensation and benefits that are substantially similar in the aggregate to the total target annual compensation and benefits (excluding post-retirement benefits or defined benefit pension plan benefits) as provided to (x) such Continuing Employee immediately prior to the Effective Time or (y) similarly situated employees of Parent and its Affiliates; and (iii) other employee benefits that are substantially similar in the aggregate to the other employee benefits (excluding post-retirement benefits or defined benefit pension plan benefits) as provided to (x) such Continuing Employee immediately prior to the Effective Time or (y) similarly situated employees of Parent and its Affiliates.

(b) Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, to the extent permitted by the applicable insurance plan provider, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made, to the extent permitted by the applicable insurance plan provider and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan in which the Continuing Employees participate to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan immediately prior to the Closing Date, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension and post-retirement benefit plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) Prior to the Effective Time, if requested by Parent in writing, the Company shall adopt resolutions and take all such corporate action as is necessary to terminate the Company’s 401(k) Plan (the “Company 401(k) Plan”) to be terminated, effective as of the day prior to the Effective Time. In the event that Parent requests that the Company 401(k) Plan be terminated, (x) the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated (the form and substance of which shall be subject to prior review and approval by Parent) not later than the day immediately preceding the Effective Time and (y) the Continuing Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”) on the Closing Date, and such Continuing Employees shall be entitled to effect a direct rollover of any “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan.

(d) Prior to making any material written or oral communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider any such comments in good faith.

(e) The Company shall provide Parent with an updated Company Equity Award Schedule within five Business Days prior to the anticipated Closing Date to reflect any changes occurring between the date thereof and the applicable date of delivery of the updated Company Equity Award Schedule.

(f) Nothing contained in this Agreement is intended to (i) be treated as an amendment of any Company Benefit Plan, (ii) prevent Parent, the Surviving Corporation or any of their Affiliates from amending or terminating any of their benefit plans or, after the Effective Time, any Company Benefit Plan in accordance with their terms, (iii) prevent Parent, the Surviving Corporation or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain.

6.13 Taxation.

(a) Each of Parent and the Company shall (and shall cause each of its Subsidiaries and Affiliates to) use reasonable efforts to cause the Merger to qualify for the Intended Tax Treatment. Neither Parent nor the Company shall (nor shall they permit their respective Subsidiaries or Affiliates to) take or cause to be taken any action, or knowingly fail to take or fail to cause to be taken any action, whether before or after the Effective Time, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment. For the avoidance of doubt, nothing in this Section 6.13(a) shall: (i) require (including as a condition of Closing) Parent to amend this Agreement, restructure the Transactions, or alter the consideration payable under this Agreement; (ii) prevent Parent from taking such post-Closing actions as are permitted by Section 368(a)(2)(C) of the Code and Treasury Regulations Section 1.368-2(k); (iii) prevent Parent from making “open market” repurchases as contemplated by Revenue Ruling 99-58; or (iv) prevent Parent from taking any other action explicitly contemplated by this Agreement. Each Party to this Agreement shall as promptly as reasonably practicable notify the other Parties in writing if, before the Closing, such Party knows or has reason to believe, that in such Party’s reasonable judgment, the Merger would not reasonably be expected to qualify for the Intended Tax Treatment.

(b) The Parties shall (and shall cause their Subsidiaries and Affiliates to) reasonably cooperate in good faith with each other and their respective Tax counsel (or other Tax advisors) to document and support the Intended Tax Treatment. For purposes of satisfying the condition described in Section 7.3(e) and, if applicable, as determined necessary by counsel in connection with the filing of the Form S-4 or its exhibits, (i) Parent shall deliver to Sullivan & Cromwell LLP, counsel to Parent (“Parent Tax Counsel”), Company Tax Counsel and/or Alternate Counsel, as applicable, reasonable factual support and one or more duly authorized and executed customary representation letters dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Form S-4 or its exhibits) and signed by an officer of Parent; provided that any such representation letter delivered to Company Tax Counsel (or Alternate Counsel, if applicable) for purposes of satisfying the condition described in Section 7.3(e) shall be substantially in the form attached hereto as Exhibit B (the “Parent Tax Certificate”), and (ii) the Company shall deliver to Parent Tax Counsel, Company Tax Counsel and/or Alternate Counsel, as applicable, reasonable factual support and one or more duly authorized and executed customary representation letters dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC or such other date(s) as determined necessary by counsel in connection with the filing of the Form S-4 or its exhibits) and signed by an officer of the Company; provided that any such representation letter delivered to Company Tax Counsel (or Alternate Counsel, if applicable) for purposes of satisfying the condition described in Section 7.3(e) shall be substantially in the form attached hereto as Exhibit C (the “Company Tax Certificate” and, together with the Parent Tax Certificate, the “Tax Certificates”). Each Party shall file, and shall cause its respective Subsidiaries to file, all Tax Returns consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with the U.S. federal income Tax Returns of the Company and Parent for the taxable year that includes the Merger) and shall not take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Intended Tax Treatment, unless required to do so by applicable Law or a final “determination” within the meaning of Section 1313(a) of the Code (or applicable state, local or non-U.S. Tax Law).

6.14 Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the Transactions, including all fees and expenses of its Representatives, shall be paid by the Party incurring such expense.

6.15 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent agrees that it will cause the Surviving Corporation to indemnify and hold harmless, each present and former (determined as of the Effective Time) director and officer of the Company and its Subsidiaries, in each case, when acting in such capacity ( the “Indemnified Parties”) to the fullest extent that the Company would have been permitted to do so under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement, against any costs, fees or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and the Surviving Corporation shall also advance expenses as incurred to the fullest extent that the Company would have been permitted to do so under applicable Law and the Company’s Organizational Documents in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date of this Agreement with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided that the Company shall provide to Parent a true, complete and correct copy of such “tail” insurance policies prior to binding coverage, shall provide Parent with a reasonable opportunity to review and comment on such “tail” insurance policies, and shall consider in good faith any comments provided by Parent. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period three hundred percent (300%) of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 6.15, upon learning of any such Proceeding, shall promptly notify Parent thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Parent nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Parent or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 6.15(c) to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects to assume such defense, and Parent and the Surviving Corporation shall cooperate in the defense of any such matter if Parent or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent or the Surviving Corporation elects to assume such defense and Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Parent or the Surviving Corporation elects not to assume such defense; (iv) Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If the Surviving Corporation or any of its legal successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and assigns of the Surviving Corporation shall assume all of the obligations set forth in this Section 6.15.

(f) The rights of the Indemnified Parties under this Section 6.15 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waiver or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 6.15 is not prior to or in substitution of any such claims under such policies).

(g) This Section 6.15 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third party beneficiaries of this Section 6.15.

6.16 Takeover Law. If any Takeover Law is or may become applicable to the Transactions, each of Parent and the Company and the Parent Board and the Company Board, respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

6.17 Dividends. The Company shall coordinate with Parent the declaration, setting of record dates and payment dates of dividends on shares of Company Common Stock subject to applicable Law and the approval of the Company Board and the Parent Board, as applicable, so that holders of shares of Company Common Stock do not receive dividends on both shares of Company Common Stock and Parent Common Stock received in the Merger in respect of any calendar quarter or fail to receive a dividend on either shares of Company Common Stock or Parent Common Stock received in the Merger in respect of any calendar quarter.

6.18 Section 16 Matters. The Company and Parent, and the Company Board and the Parent Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Transactions and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent Common Stock (including derivative securities) in connection with the Transactions by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.19 Transaction Litigation. In the event that any stockholder litigation related to this Agreement or the Transactions is brought, or, to the Company’s Knowledge or the Parent’s Knowledge, threatened, against the Company or any members of the Company Board or against Parent or any members of the Parent Board (as applicable) from and following the date of this Agreement and prior to the Effective Time (such litigation, “Transaction Litigation”), the Company or Parent shall promptly notify the other of such Transaction Litigation and shall keep the other reasonably informed with respect to the status thereof. The Company or Parent (as applicable) shall give the other a reasonable opportunity to participate in the defense or settlement (at such other party’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and shall consider in good faith the other’s advice with respect to such Transaction Litigation; provided that the Company or Parent (as applicable) shall in any event control such defense or settlement and the disclosure of information to the other in connection therewith shall be subject to the provisions of Section 6.9; provided further that the Company or Parent (as applicable) shall not or agree to settle any Transaction Litigation without prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed).

6.20 Financing Cooperation. (a) Prior to the Closing, the Company shall (and shall cause its Subsidiaries to) use reasonable best efforts to provide to Parent, and shall use reasonable best efforts to cause Representatives of the Company and its Subsidiaries to provide to Parent, on a timely basis, all cooperation reasonably requested by Parent in connection with the arrangement, underwriting, syndication, sale, placement or consummation by Parent or any of its Subsidiaries of any debt financing obtained by Parent in connection with the Transactions (the “Financing”), including by:

(i) promptly furnishing Parent with (A) such financial statements, financial data and other pertinent information regarding the Company and its Subsidiaries including (1) audited balance sheets and related statements of operations, stockholders’ equity and cash flows and related notes thereto for the fiscal year most recently ended at least 75 days prior to the Closing Date and (2) unaudited balance sheets and related statements of operations, stockholders’ equity and cash flows and related notes thereto of the Company and its Subsidiaries for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date (other than the fourth fiscal quarter of any fiscal year), (B) such other historical financial and other data regarding the Company and its Subsidiaries required by Parent to permit Parent to prepare customary pro forma financial statements (provided that the Company shall not be responsible for the preparation of any pro forma financial statements or pro forma adjustments thereto) and (C) such information reasonably required relating to the Company’s and its Subsidiaries’ oil and gas reserves that meet the requirements for customary offering documents for private placements of non-convertible high-yield bonds pursuant to Rule 144A under the Securities Act in a “Rule 144A-for-life” offering, including with respect to the underlying property interests held by the Company and its Subsidiaries (and including, for the avoidance of doubt, reserve reports evaluating the proved reserves and proved developed reserves of the Company and its Subsidiaries) (the “Required Information”);

(ii) providing reasonable and customary assistance to Parent and any of its financing sources in the preparation of (A) customary offering documents, offering memoranda, syndication documents and other customary syndication and marketing documents and (B) materials for rating agency presentations,

(iii) cooperating with the marketing efforts of Parent and any of its financing sources, including, to the extent applicable, obtaining representation and authorization letters and arranging for customary auditor and reserve engineer consents for use of the Required Information and other financial data in the marketing and offering documentation,

(iv) facilitating customary cooperation and assistance of the Company’s and its Subsidiaries’ independent auditors and reserve engineers in connection with “comfort” letters to be delivered in connection with any Financing, including by (A) using reasonable best efforts to cause the Company’s and its Subsidiaries’ independent auditors and reserve engineers to provide customary “comfort” letters (including “negative assurance” comfort, if appropriate) in connection with any capital markets transaction comprising a part of any Financing to the applicable financing sources and to participate in a reasonable number of due diligence sessions and (B) providing customary back-up certificates with respect to oil and gas reserves and financial data for which auditor and reserve engineer “comfort” is not provided;

(v) assisting with the preparation of definitive financing documents and providing financing sources with reasonable access to the properties, books and records of the Company and its Subsidiaries during normal working hours (to the extent practicable) and upon reasonable notice;

(vi) facilitating the execution and delivery at the Closing of definitive documents (excluding any solvency certificate) related to the Financing, including the provision of guarantees and the pledging of collateral to Parent’s financing sources at the Closing;

(vii) reasonably cooperating with the financing sources for any such Financing and their respective agents with respect to their due diligence, including by giving access to documentation reasonably requested by persons in connection with capital markets transactions and permitting Parent’s financing sources to conduct customary due diligence and evaluate the assets of the Company for the purpose of establishing collateral arrangements as of the Closing;

(viii) furnishing promptly all documentation and other information required by the financing sources with respect to any Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, and in any event at least three days prior to the Closing Date to the extent requested at least ten days prior to the Closing Date;

(ix) to the extent reasonably requested by Parent, causing the taking of corporate actions (subject to the occurrence of the Closing) by the Company and its Subsidiaries reasonably necessary to permit the completion of any Financing (provided, that such actions will only be required by any Representative of the Company or any Subsidiary of the Company who will continue to serve as a Representative of the Company after the Closing); and

(x) consenting to the use of the logos of the Company and its Subsidiaries in connection with the syndication or marketing of the Financing, provided that such logos are not used in a manner that would reasonably be expected to harm or disparage the Company, its Subsidiaries or their marks.

Notwithstanding the foregoing, nothing in this Section 6.20(a) shall require any such action to the extent it (1) would unreasonably or materially interfere with the business or operations of the Company or any of its Subsidiaries or require the Company or any of its Subsidiaries to agree to pay any fees, reimburse any expenses or incur any liability or obligation (including any indemnification obligation) in any case prior to the Closing Date, other than fees, expenses, liabilities and obligations that are subject to reimbursement or indemnification pursuant to Section 6.20(d) below, (2) would require the Company or any of its Subsidiaries or their Representatives or Affiliates to execute, deliver or enter into, or perform any financing document, prior to the Closing (other than customary authorization letters, customary representation letters, customary back-up certificates and customary auditors’ and reserve engineers’ “comfort” and/or negative assurance letters to the extent contemplated by Section 6.20(a)), (3) could subject any director, manager, officer or employee of the Company or any of its Subsidiaries to any actual or potential personal liability other than liabilities that are subject to indemnification pursuant to Section 6.20(d) below or (4) would reasonably be likely to cause any representation or warranty in this Agreement to be breached, cause any condition to the Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (x) none of the board of directors (or other similar governing body) of the Company shall be required to adopt resolutions approving the financing documents, in each case, the effectiveness of which is not contingent on the occurrence of the Closing and (y) neither the Company nor any of its Subsidiaries shall be required to provide any information to the extent it (1) would violate applicable material Law or the provisions of any material contract to which such Company or its Subsidiaries is a party or any Organizational Document applicable to such Company or its Subsidiaries, (2) could result in the loss of any attorney-client or other legal privilege as determined by such Company in good faith (in consultation with its counsel); or (3) would violate any applicable confidentiality obligation of such Company or its Subsidiaries in effect as of the date of this Agreement, in the case of each of clauses (1) through (3), so long as such Company provides Parent written notice of any information so withheld and reasonably cooperates with Parent in seeking to allow disclosure of such information in a manner that is not reasonably likely to cause such violation of material Law or material contract, result in the loss of such attorney-client or other legal privilege or violate any such confidentiality obligation. In no event shall the Company or any of its Subsidiaries be in breach of this Agreement because of the failure by the Company or any of its Subsidiaries to deliver, after use of its reasonable best efforts to do so, any financial or other information that is not currently readily available to the Company or any of its Subsidiaries on the date of this Agreement or is not otherwise prepared in the ordinary course of business at the time requested by Parent or for failure to obtain, after use of reasonable best efforts to do so, any review of any financial or other information by the Company’s and its Subsidiaries’ accountants, reserve engineers or other representatives.

(b) Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub understands and acknowledges and agrees that obtaining the Financing is not a condition to the obligations of the parties to consummate the Transactions in accordance with the terms and provisions of this Agreement.

(c) The Company shall (i) furnish to the agent under the Company Credit Agreements not later than 1:00 p.m. (New York City time) at least three Business Days prior to the Closing (or such shorter period as the agent to the Company Credit Agreements may otherwise agree in accordance with the Company Credit Agreements), a prepayment notice in respect of the termination of all outstanding commitments and prepayment of all outstanding loans under the Company Credit Agreements, (ii) deliver to Parent, at least three Business Days prior to the Closing (but in any case no later than Closing), draft pay-off letter(s) in customary form acceptable to Parent with respect to the Company Credit Agreements, which pay-off letter(s) shall provide that upon receipt from or on behalf of the borrowers thereunder of the pay-off amount set forth in such pay-off letter(s), (x) the Indebtedness incurred pursuant to the Company Credit Agreements shall be satisfied, and all obligations of the secured parties terminated (other than those that customarily survive in pay-off letters and expressly contemplated to survive under the Company Credit Agreements), (y) all Encumbrances relating to the assets, rights and properties of the Company or any of its Subsidiaries, and all guarantees, in each case granted pursuant to or in connection with the Company Credit Agreements, shall be released and terminated and (z) the Company or its designee shall be entitled to file documents, financing statements and other instruments to reflect the release of such Encumbrances, and (iii) deliver to Parent, no later than Closing, executed pay-off letter(s) in the form described in clause (ii) above.

(d) Parent acknowledges and agrees that the Company and its Affiliates and their respective Representatives shall not have any responsibility for (or, with respect to the Company and its Subsidiaries, prior to the Closing), incur any liability to any person under or in connection with, the arrangement of any Financing that Parent may raise in connection with the Transactions. Parent shall (x) promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.20 and (y) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with the arrangement of any Financing and any information utilized in connection therewith (other than Costs arising from the gross negligence, fraud or willful misrepresentation of the Company, any of its Subsidiaries or any of their respective Representatives or any information provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives expressly for use in connection therewith).

ARTICLE VII

CONDITIONS

7.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. This Agreement shall have been duly adopted by holders of shares of Company Common Stock constituting the Requisite Company Vote in accordance with applicable Law and the Organizational Documents of the Company.

(b) Listing. The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Approvals. (i) Any waiting period applicable to the Merger and under the HSR Act shall have been terminated or shall have expired and (ii) the FERC Approval shall have been received and shall be in full force and effect, in each case, without the imposition of any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action that has resulted in or would reasonably be expected to result in a Burdensome Condition.

(d) Laws or Governmental Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Transactions.

(e) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened by the SEC, unless subsequently withdrawn.

7.2 Conditions to Obligation of Parent and Merger Sub. The respective obligation of Parent and Merger Sub to consummate the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) other than in respect of de minimis inaccuracies; (ii) each of the representations and warranties of the Company set forth in the first and third sentences of Section 4.1(a) (Organization, Standing and Power), Section 4.2(b) (Capital Structure), Sections 4.3(a), 4.3(b), and 4.3(c)(i) (Authority; No Violations; Consents and Approvals), Section 4.21 (Brokers) and Section 4.24 (Takeover Laws) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date in all material respects (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (iii) the representation and warranty of the Company set forth in Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iv) each other representation and warranty of the Company set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Company Material Adverse Effect contained therein) that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

(d) Company Closing Certificate. Parent and Merger Sub shall have received a certificate signed on behalf of the Company by the Chief Executive Officer of the Company certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

7.3 Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time) other than in respect of de minimis inaccuracies; (ii) each of the representations and warranties of Parent and Merger Sub set forth in the first and third sentences of Section 5.1 (Organization, Standing and Power), Section 5.2(b) (Capital Structure), Sections 5.3(a) and 5.3(b)(i) (Authority; No Violations; Consents and Approvals) and Section 5.12 (Brokers) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date in all material respects (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time); (iii) the representation and warranty of the Company set forth in Section 5.6 (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time); and (iv) each other representation and warranty of Parent and Merger Sub set forth in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct (without giving effect to any qualification by materiality or Parent Material Adverse Effect contained therein) that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect.

(d) Parent and Merger Sub Closing Certificate. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by the an executive officer of Parent certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

(e) Tax Opinion. The Company shall have received a written opinion from Vinson & Elkins LLP, counsel to the Company (“Company Tax Counsel”) (or, if Vinson & Elkins LLP is unable or unwilling to issue such an opinion, from another nationally recognized law or accounting firm selected by Parent, which may, for the avoidance of doubt, be Sullivan & Cromwell LLP (any such firm, “Alternate Counsel”)), in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering the opinion described in this Section 7.3(e), Company Tax Counsel or such Alternate Counsel, as applicable, shall have received the Tax Certificates and may rely upon such certificates and such other representations, information and assumptions as Company Tax Counsel or such Alternate Counsel, as applicable, reasonably deems relevant. If Company Tax Counsel or Alternate Counsel would be able and willing to issue the opinion described in this Section 7.3(e) but for a change in law first occurring after the date hereof and confirms the same to the Company in writing (email confirmation being sufficient), then the condition in this Section 7.3(e) shall be deemed satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Transaction or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was primarily caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Written Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by mutual written consent of the Company and Parent by action of the Company Board and the Parent Board.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or the Parent Board, if:

(a) the Merger shall not have been consummated by 5:00 p.m., (Pacific Time) on March 14, 2026 (the “Initial Outside Date” and as may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided, however, that if the conditions to the Closing set forth in Section 7.1(c) (Regulatory Approvals) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in ARTICLE VII have been satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), either Party may extend the Outside Date by three months by delivery of written notice of such extension to the other Party not less than five Business Days prior to the Initial Outside Date (the “First Extension Date”); and (y) if on the First Extension Date all conditions set forth in ARTICLE VII have remained satisfied or waived (other than (1) the conditions to the Closing set forth in Section 7.1(c) (Regulatory Approvals) and (2) those conditions that by their nature are to be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)) then either Party may extend the First Extension Date by three months by delivery of written notice of such extension to the other Party not less than five Business Days prior to the First Extension Date; provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger;

(b) the Requisite Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof taken in accordance with this Agreement; or

(c) any Law or Governmental Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party that has breached in any material respect its obligations set forth in this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger.

8.3 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned by action of the Parent Board:

(a) if, prior to the time the Requisite Company Vote is obtained, the Company Board shall have made a Change of Recommendation; or

(b) if at any time prior to the Effective Time, (i) there has been a failure by the Company to perform its covenants or agreements set forth in this Agreement, or (ii) there has been a breach by the Company of its representations or warranties or any representation or warranty of the Company shall have become untrue (and in the case of each of the foregoing clauses (i) and (ii), such that the conditions in Section 7.2(a) or Section 7.2(b) would not be satisfied), or (iii) there has occurred a Company Material Adverse Effect such that the condition in Section 7.2(c) would not be satisfied (and in the case of each of the foregoing clauses (i) and (ii), such breach or failure to perform or to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) 30 days after the giving of notice thereof by Parent to the Company or (y) three Business Days prior to the Outside Date, and in the case of the foregoing clause (iii), such occurrence of a Company Material Adverse Effect is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) 75 days after the giving of notice thereof by Parent to the Company or (y) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.3(b) shall not be available to Parent if either of Parent or Merger Sub is then in breach of any representation, warranty, covenant or obligation hereunder that would result in a failure to be satisfied the conditions set forth in Sections 7.3(a) or 7.3(b).

8.4 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by action of the Company Board:

(a) if, prior to the time the Requisite Company Vote is obtained (and subject to Section 8.5(b)(ii)), (i) the Company Board has determined to terminate this Agreement in order to concurrently with such termination enter into a definitive agreement implementing a Superior Proposal, (if the Company has complied in all material respects with Section 6.3 with respect to such Superior Proposal) and (ii) prior to or concurrently with (and as a condition to) any such termination Company pays to Parent the Company Termination Fee pursuant to Section 8.5(b); or

(b) if at any time prior to the Effective Time, (i) there has been a failure by Parent or Merger Sub to perform its covenants or agreements set forth in this Agreement, (ii) there has been a breach by Parent or Merger Sub of its representations or warranties or any representation or warranty of Parent or Merger Sub shall have become untrue (and in the case of each of the foregoing clauses (i) and (ii), such that the conditions in Section 7.3(a) or Section 7.3(b) would not be satisfied), or (iii) there has occurred a Parent Material Adverse Effect such that the condition in Section 7.3(c) would not be satisfied (and in the case of each of the foregoing clauses (i) and (ii), such breach or failure to perform or to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) 30 days after the giving of notice thereof by the Company to Parent or (y) three Business Days prior to the Outside Date, and in the case of the foregoing clause (iii), such occurrence of a Parent Material Adverse Effect is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (x) 75 days after the giving of notice thereof by the Company to Parent or (y) three Business Days prior to the Outside Date); provided, however, that the right to terminate this Agreement pursuant to this Section 8.4(b) shall not be available to the Company if the Company is then in breach of any representation, warranty, covenant or obligation hereunder that would result in a failure to be satisfied the conditions set forth in Sections 7.2(a) or 7.2(b).

8.5 Effect of Termination and Abandonment.

(a) Except to the extent provided in Section 8.5(b)-(e) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Representatives or Affiliates); provided, however, and notwithstanding anything in this Agreement to the contrary, (i) no such termination shall relieve any Party of any liability or damages to any other Party resulting from fraud or any Willful Breach of this Agreement that occurs prior to such termination (which liability or damages the Parties acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated hereby, and may also include Benefit of the Bargain Damages, in addition to any other rights or remedies available at law or equity) and (ii) Section 6.14, Section 6.20(a), Section 8.5, ARTICLE IX, Annex A (to the extent any definition therein is used in any other surviving provision) and the Confidentiality Agreement shall survive any termination of this Agreement; provided, however, that other than in the case of fraud, in no event shall Parent (or any of its Representatives or Affiliates, taken together) have any monetary liability pursuant to this Section 8.5(a) in excess of $45,255,219.00, plus, if the Company commences a suit in order to obtain payment of such damages that results in a judgment against Parent, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest, awarded at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment, minus the Parent Expense Reimbursement if paid pursuant to Section 8.5(d).

(b) In the event that this Agreement is terminated:

(i) by Parent pursuant to Section 8.3(a) (Company Change of Recommendation), then promptly, but in no event later than two Business Days after the date of such termination,

(ii) by the Company pursuant to Section 8.4(a) (Superior Proposal), then substantially concurrently with such termination, or

(iii) (A) pursuant to Section 8.2(b) (Requisite Company Vote) or pursuant to Section 8.2(a) (Outside Date) without the Requisite Company Vote having been obtained, (B) following the execution and delivery of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or shall have become publicly disclosed, and in either case, such Acquisition Proposal has not been publicly withdrawn prior to such termination, and (C) within nine months following such termination of this Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal, in which case concurrently with the entry into a definitive agreement with respect to such Acquisition Proposal, the Company shall pay a termination fee of $12,044,370.00 (the “Company Termination Fee”) to Parent by wire transfer of immediately available cash funds. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of the references to an “Acquisition Proposal” in Section 8.5(b)(iii), all references in the definition of “Acquisition Proposal” to “twenty percent (20%)” shall each be deemed to be references to “fifty percent (50%).”

(c) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.2(b) (Requisite Company Vote Not Obtained), then the Company shall pay Parent the Parent Expense Amount by wire transfer of immediately available cash funds no later than two Business Days after the Company receives documentation supporting such Parent Expense Amount; provided, however, that in the event this Agreement is terminated pursuant to Section 8.2(b) in a circumstance in which this Agreement could have been terminated pursuant to Section 8.3(a), this Agreement shall be deemed to have been terminated pursuant to Section 8.3(a).

(d) In the event that this Agreement is terminated (i) by Parent pursuant to Sections 8.3(b)(ii) (Company Representations) or 8.3(b)(iii) (Company Material Adverse Effect) and Parent would not have had the right to so terminate this Agreement but for the Specified Effects, (ii) by the Company pursuant to Sections 8.4(b)(ii) (Parent Representations) or 8.4(b)(iii) (Parent Material Adverse Effect) due to the occurrence of the Specified Effects at a time when this Agreement was terminable by Parent pursuant to Sections 8.3(b)(ii) (Company Representations) or 8.3(b)(iii) (Company Material Adverse Effect) and Parent would not have had the right to so terminate this Agreement but for the Specified Effects, or (iii) by the Company or Parent pursuant to Section 8.2(a) (Outside Date) at a time when this agreement is terminable by Parent in circumstances set forth in Section 8.5(d)(i) or by the Company in circumstances set forth in Section 8.5(d)(ii), Parent shall pay the Company the Parent Expense Reimbursement by wire transfer of immediately available cash funds no later than two Business Days after Parent receives documentation supporting such amount of Parent Expense Reimbursement. In no event shall Parent be required to pay the Parent Expense Reimbursement on more than one occasion.

(e) The Parties hereby acknowledge and agree that the agreements contained in this Section 8.5 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent (the “Payment Party”) fails to promptly pay the applicable amount due pursuant to this Section 8.5, and, in order to obtain such payment, the other Party (the “Recipient Party”) commences a suit that results in a judgment against the Payment Party for the Company Termination Fee, Parent Expense Amount or Parent Expense Reimbursement, as applicable, the Payment Party shall pay to the Recipient Party, as applicable, its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the Company Termination Fee, Parent Expense Amount or Parent Expense Reimbursement, as applicable, awarded in the judgment at the prime rate published in the Wall Street Journal in effect on the date such payment was required to be made from the date such payment was required to be made through the date of payment. Notwithstanding anything in this Agreement to the contrary, in the event the Agreement is terminated under the circumstances in which the Company Termination Fee is payable: (i) the payment by the Company of the Company Termination Fee pursuant to Section 8.5(b) (including, in each case, any additional amount payable pursuant to this Section 8.5(e)) shall be the sole and exclusive remedy of Parent, Merger Sub and any of their respective Affiliates and Representatives, (ii) (x) none of Parent, Merger Sub or any of their respective Affiliates or Representatives or any other Person shall, and no such Person shall be entitled to, bring, threaten, commence, maintain or seek any recovery in connection with (and each such Person hereby irrevocably covenants not to bring, threaten, commence, maintain or seek any recovery in connection with) and (y) the Company, its Affiliates and Representatives shall not have any liability for or with respect to, in the case of each of clauses (x) and (y), any action, suit, claim, Proceeding, investigation, arbitration or inquiry against the Company, its Affiliates or Representatives arising out of this Agreement, any of the Transactions, any breach of any agreement or covenant or any inaccuracy in any representation or warranty set forth in this Agreement, any matters forming the basis for such termination or any loss suffered as a result of the failure of the Merger or any other Transactions. In no event shall Parent or the Company be entitled to receive more than one payment of the Company Termination Fee, Parent Expense Amount or Parent Expense Reimbursement, as applicable. If Parent receives the Company Termination Fee, then Parent will not be entitled to also receive a payment of the Parent Expense Amount; upon payment of any Company Termination Fee, any Parent Expense Amount previously paid by the Company shall be credited against the amount of the Company Termination Fee. Notwithstanding anything in this Agreement to the contrary, the Parties hereby acknowledge and agree that in the event that the Company Termination Fee, Parent Expense Reimbursement or Parent Expense Amount, as applicable, becomes payable by, and is paid by, the Company or Parent, as applicable, such fee or amount, as applicable, shall be Parent’s or the Company’s, as applicable, sole and exclusive remedy for monetary damages pursuant to this Agreement; provided, however, no such payment shall relieve the Company or Parent, as applicable, of any liability or damages to the Company, Parent or Merger Sub, as applicable, resulting from fraud or any Willful Breach of this Agreement.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. None of the representations and warranties in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

9.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 6.15 (Indemnification; Directors’ and Officers’ Insurance), at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment, modification or waiver, by Parent, Merger Sub and the Company, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law, except to the extent expressly provided otherwise in Section 8.5.

9.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4(c).

9.5 Specific Performance.

(a) Subject to this Section 9.5(a), each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement in the Chosen Courts without necessity of posting a bond or other form of security. Each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, each Party agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants or obligations in this Agreement and no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

(b) To the extent any Party brings a Proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than a Proceeding to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Outside Date shall automatically be extended to (i) the 20th Business Day following the resolution of such Proceeding, or (ii) such other time period established by the Chosen Court presiding over such Proceeding.

9.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email (but only if the sender does not receive e-mail notification of failed transmission or delivery). Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address, facsimile number or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.6:

If to the Company:

Berry Corporation (bry)

16000 N. Dallas Pkwy., Suite 500

Dallas, TX 75248

Attention:   [***]

Email:     [***]

with a copy to (which shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:   Lande Spottswood

Email:     lspottswood@velaw.com

Vinson & Elkins LLP

2001 Ross Avenue, Suite 3900

Dallas, Texas 75201

Attention:   Sang Lee

Email:     slee@velaw.com

If to Parent or Merger Sub:

California Resources Corporation

1 World Trade Center, Suite 1500

Long Beach, CA 90831

Attention:   [***]

Email:     [***]

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067

Attention:   Alison S. Ressler; Bradley S. King

Email:     resslera@sullcrom.com; kingbrad@sullcrom.com

9.7 Entire Agreement.

(a) This Agreement (including the Exhibits, Schedules and Annex), the Company Disclosure Letter, and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings and, representations and warranties, whether oral or written, with respect to such matters.

(b) In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and the Exhibits, Schedules and Annex and the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter), on the other hand, the statements in the body of this Agreement shall control, or (ii) any inconsistency between the statements in the body of this Agreement, on the one hand, and the Confidentiality Agreement, on the other hand, the statements in the body of this Agreement shall control.

(c) Each Party acknowledges and agrees that the provisions set forth in Section 4.26 (No Additional Representations) and Section 5.14 (No Additional Representations or Warranties) and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for claims of fraud arising from or relating to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

9.8 Third Party Beneficiaries. Except (a) from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.15 (Indemnification; Directors’ and Officers’ Insurance), (b) the Company with respect to the right to recover Benefit of the Bargain Damages (it being understood that, if the relief of specific performance causing Parent to consummate the Closing in accordance with Section 9.5(a) is available to the Company under the terms of this Agreement in light of the circumstances, the Company shall not recover Benefit of the Bargain Damages unless the Company has sought and been denied such specific performance in the applicable forum specified in Section 9.4(b), and it being further understood that the Company can seek both an order of such specific performance and Benefit of the Bargain Damages concurrently, but shall not be entitled to receive Benefit of the Bargain Damages unless such specific performance has been denied in the applicable forum specified in Section 9.4(b)) pursuant to Section 8.5(a), the last sentence of this Section 9.8 and Section 261(a)(1) of the DGCL, (c) from and after the Effective Time, the rights of the Company Stockholders and the holders of the Company Equity Awards to receive the consideration as provided in ARTICLE II and (d) the limitations on liability of the Company and its Affiliates and Representatives (and other protections arising from the covenants not to sue and related provisions) set forth in Section 8.5(e), the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties, those Persons referred to in clauses (a)-(d) of this Section 9.8, but only to the extent expressly provided for therein and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 9.7(c) (Entire Agreement), the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the Knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding anything herein to the contrary, the rights granted pursuant to clause (b) of this Section 9.8 and the provisions of Section 8.5(a), in accordance with Section 261(a)(1) of the DGCL, with respect to the recovery of damages based on the losses suffered by the Company Stockholders (including the loss of the right to receive the Merger Consideration that the Company Stockholders would have received if the Merger were consummated pursuant to the terms of this Agreement) shall only be enforceable on behalf of the Company Stockholders by the Company in its sole and absolute discretion, as agent for the Company Stockholders, it being understood and agreed that any and all interests in the recovery of such losses or any such claim shall attach to the shares of Company Common Stock and subsequently be transferred therewith and, consequently, any damages, settlements, awards or other amounts recovered or received by the Company with respect to such losses or claims (net of expenses incurred by the Company in connection therewith or in connection with the entry into and negotiation of this Agreement or any of the Transactions) may, among other things, and in the Company’s sole and absolute discretion: (i) be distributed, in whole or in part, by the Company to the record holders of the shares of Company Common Stock as of the date determined by the Company in its sole and absolute discretion or (ii) be retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit in its sole and absolute discretion.

9.9 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns, shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

9.10 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

9.11 Transfer Taxes. Except as otherwise provided in Section 3.4, all Transfer Taxes incurred in connection with the Transactions shall be paid by Parent. The Parties will cooperate in good faith in the filing of any Tax Returns with respect to Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of any such Transfer Taxes.

9.12 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such legal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.13 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 6.15 (Indemnification; Directors’ and Officers’ Insurance), no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 9.10 (Fulfillment of Obligations), and any attempted or purported assignment or delegation in violation of this Section 9.13 shall be null and void; provided, however, that Parent may designate another wholly-owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, so long as Parent provides the Company with advance written notice thereof, in which event all references to Merger Sub in this Agreement shall be deemed references to such other wholly-owned Subsidiary of Parent, except that all representations and warranties made in this Agreement with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other wholly-owned Subsidiary as of the date of such designation; provided, further that no assignment, delegation or designation shall relieve Parent of any of its obligations pursuant to this Agreement or in any way adversely impact the Intended Tax Treatment. Parent shall be solely responsible (and reimburse, defend and hold harmless the Company and its Affiliates) for any Taxes of the Company and its Affiliates arising out of any designation contemplated by this Section 9.13.

9.14 Definitions.

(a) Certain Definitions. For purposes of this Agreement, the capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

(b) Terms Defined Elsewhere. For purposes of this Agreement, the following terms shall have the meaning specified in the Section set forth opposite to such term:

Term	Section
Agreement	Preamble
Alternate Counsel	7.3(e)
Alternative Acquisition Agreement	6.3(c)(i)(D)
Antitrust Approval	6.7(a)
Applicable Date	4.5(a)
Book-Entry Share	2.2
Burdensome Condition	6.7(e)
Bylaws	1.5
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	6.3(c)(i)(D)

Term	Section
Charter	1.4
Chosen Courts	9.4(b)
Closing	1.2
Closing Date	1.2
Company	Preamble
Company 2025 Budget	6.1(b)(xviii)
Company 401(k) Plan	6.12(c)
Company Board	Recitals
Company Common Stock	Recitals
Company Compensation Committee	2.5(b)(i)
Company Contracts	4.18(b)
Company Disclosure Letter	ARTICLE IV
Company Equity Award Schedule	4.2(c)
Company Independent Petroleum Engineers	4.16(a)
Company Insurance Policies	4.20
Company Intellectual Property	4.14(a)
Company IT Assets	4.14(f)
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company PSU	2.5(b)(i)
Company Recommendation	4.3(b)
Company Related Party Agreement	4.22
Company Reports	4.5(a)
Company Reserve Reports	4.16(a)
Company RSU	2.5(a)(i)
Company Tax Certificate	6.13(b)
Company Tax Counsel	7.3(e)
Company Termination Fee	8.5(b)
Continuing Employee	6.12(a)
Costs	6.15(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.15(b)
DGCL	Recitals
Disclosing Party	6.7(d)
DLLCA	Recitals
DOJ	6.7(b)
Effect	Annex A
Effective Time	1.3
Eligible Shares	2.1
Employment Laws	4.11(d)
Encumber	Annex A
ERISA Affiliate	4.10(g)
ERISA Plans	Annex A
Exchange Agent	3.1
Exchange Fund	3.1

Term	Section
Exchange Ratio	2.1
Antitrust Approval	6.7(a)
FERC Approval	6.7(a)
FERC Approval Submission	6.7(c)
Finance Committee	Recitals
Financing	6.20(a)
First Extension Date	8.2(a)
FTC	6.7(b)
HSR Act	4.4
Indemnified Parties	6.15(a)
Initial Outside Date	8.2(a)
Intended Tax Treatment	2.6
Leased Real Property	4.15(b)
Leases	4.15(b)
Letter of Transmittal	3.2(a)
Merger	Recitals
Merger Consideration	2.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Non-DTC Book-Entry Share	3.2(b)
Non-Single Trigger Company PSU	2.5(b)(ii)
Order	4.13
Original Date	6.5(b)
Outside Date	8.2(a)
Owned Real Property	4.15(a)
Parent	Preamble
Parent 401(k) Plan	6.12(c)
Parent Board	Recitals
Parent Capital Stock	5.2(a)
Parent Common Stock	Recitals
Parent ESPP	5.2(a)
Parent LTIP	5.2(a)
Parent Preferred Stock	5.2(a)
Parent Reports	5.5(a)
Parent RSU	2.5(a)(ii)
Parent Tax Certificate	6.13(b)
Parent Tax Counsel	6.13(b)
Party/Parties	Preamble
Payment Party	8.5(e)
Proxy/Prospectus	6.4(a)
Real Property	4.15(b)
Receiving Party	6.7(d)
Recipient Party	8.5(e)
Registered Company IP	4.14(a)
Registration Statement	6.4(a)

Term	Section
Required Information	6.20(a)(i)
Requisite Company Vote	4.3(a)
Rights-of-Way	4.15(c)
Sanctions	Annex A
Single Trigger Company Equity Awards	2.5(c)
Single Trigger Company PSU	2.5(b)(i)
Single Trigger Company RSU	2.5(a)(i)
Specified Effects	Annex A
Surviving Corporation	1.1
Tail Period	6.15(b)
Tax Certificates	6.13(b)
Trade Secrets	Annex A
Trademark	Annex A
Transaction Litigation	6.19
Transactions	Recitals
Union	4.11(b)

9.15 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annex and exhibit to this Agreement unless otherwise specified herein.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(e) Except as otherwise expressly provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. References to a number of days, shall refer to calendar days unless Business Days are specified.

(f) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE IV or ARTICLE V, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.

(h) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties to this Agreement as of the date first written above.

BERRY CORPORATION (BRY)

By:	/s/ Danielle Hunter
Name: Danielle Hunter
Title: President

CALIFORNIA RESOURCES CORPORATION

By:	/s/ Francisco J. Leon
Name: Francisco J. Leon
Title: President and Chief Executive Officer

DORNOCH MERGER SUB, LLC

By:	/s/ Francisco J. Leon
Name: Francisco J. Leon
Title: Manager

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

“Acceptable Confidentiality Agreement” means any confidentiality agreement containing provisions limiting the disclosure and use of non-public information of or with respect to the Company that (a) contains confidentiality provisions that are not, in the aggregate, materially less favorable to the Company than the terms of the Confidentiality Agreement, and does not contain any exclusivity provision or other term that would restrict, in any manner, the Company’s ability to comply with the terms of this Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Acquisition Proposals, or (b) was entered into prior to the date of this Agreement, in each case of the foregoing clauses (a) and (b) that does not restrict, in any manner, the Company’s ability to consummate the Transactions or to comply with its disclosure obligations to Parent pursuant to this Agreement.

“Acquisition Proposal” means (a) any proposal, offer, inquiry or indication of interest relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries, (b) any acquisition by any Person or group (as defined under Section 13 of the Exchange Act) resulting in, or (c) any proposal, offer, inquiry or indication of interest that, in each case, if consummated would result in any Person or group (as defined under Section 13 of the Exchange Act) becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power or of any class of equity securities of the Company or 20% or more of the consolidated net revenues, net income or total assets (it being understood that total assets include equity securities of Subsidiaries) of the Company, in each case other than the Transactions.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Anti-Corruption Laws” means any applicable Law for the prevention or punishment of public or commercial corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., U.K. Bribery Act 2010, laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any applicable anti-corruption or anti-bribery Law of any other applicable jurisdiction.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Benefit of the Bargain Damages” means damages of up to $40,255,219.00, only to the extent proven, based on the loss of the premium (which the parties agree for purposes hereof is valued at $40,255,219.00) that the Company Stockholders would have received if the Merger were consummated pursuant to the terms of this Agreement pursuant to Section 261(a)(1) of the DGCL and subject to the last sentence of Section 9.8 of this Agreement.

“Business Day” means any day ending at 11:59 p.m. (Pacific Time) other than a Saturday or Sunday or a day on which banks in the City of Los Angeles, Dallas, Texas, or the Department of State of the State of Delaware is required or authorized by Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (“ERISA Plans”), employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, defined benefit pension plan, equity, equity-based, incentive, bonus, retention, supplemental retirement, profit sharing, insurance, disability, medical, welfare, fringe, vacation or other benefits or remuneration of any kind.

“Company Credit Agreements” means the Term Loan Credit Agreement and the Revolving Credit Agreement.

“Company Equity Awards” means, collectively, the Company RSUs and Company PSUs.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development (“Effect”) that has, or would reasonably be expected to have, a material adverse effect on (a) the ability of the Company or its Subsidiaries to consummate the Transactions or (b) the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, except in respect of such Effects directly or indirectly resulting from, arising out of, attributable to or related to any application of any applicable California state Law following the date of this Agreement, or any Proceeding to enforce any such application (such effects, the “Specified Effects”), no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect” or shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices);

(iv) political or geopolitical conditions (including actual or threatened tariffs and sanctions) or acts of war, sabotage, terrorism, civil or political unrest or cyberterrorism (including any escalation or general worsening of any such acts of war, sabotage, terrorism, civil or political unrest or cyberterrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics or weather conditions and any governmental or industry responses thereto;

(vi) the negotiation, execution or announcement of this Agreement, the identity of the Parties, or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii) changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

(viii) any change in the stock price or trading volume of the Company Common Stock, any failure by the Company to meet any analysts’ estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether a Company Material Adverse Effect has occurred or may, would or could occur);

(ix) changes in Law or other legal or regulatory conditions, or the interpretation thereof;

(x) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Section 6.1); or

(xi) actual or threatened Transaction Litigation;

provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)–(v) and (ix) disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate Effect shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur with respect to clause (b).

“Company Person” means any current or former employee, director or independent contractor (who is a natural person) of the Company or any of its Subsidiaries.

“Company Stockholders” means the stockholders of the Company.

“Company Stockholders Meeting” means the meeting of the Company Stockholders to be held in connection with the Merger, as may be adjourned or postponed from time to time.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Parent, dated January 13, 2025.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“DTC” means The Depositary Trust Company.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval database system.

“Economic Sanctions/Trade Laws” means (a) economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control or the U.S. Department of State, or (ii) the United Nations Security Council, the European Union, any European Union Member State, or the United Kingdom (“Sanctions”); (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (c) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country applicable to a Party hereto, except to the extent inconsistent with U.S. law.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license, sublicense, or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Law” means any and all applicable Laws pertaining to (a) prevention of pollution or protection of the environment (including any natural resource damages); (b) the generation, use, storage, treatment, disposal, presence or Release of Hazardous Materials into the indoor or outdoor environment; and (c) human health and safety solely as it relates to the handling of or exposure of any person to Hazardous Materials.

“Equity Award Cash-Out Price” means (x) the Parent Stock Price multiplied by (y) the Exchange Ratio.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and shares of Company Common Stock owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, and in each case not held on behalf of third parties.

“Exempt Wholesale Generator” means an “exempt wholesale generator” as that term is defined in PUHCA.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Fair Labor Standards Act” means the Fair Labor Standards Act of 1938.

“FERC” means the U.S. Federal Energy Regulatory Commission.

“Financial Statements” means the Company and its Subsidiaries’ consolidated balance sheets, consolidated statements of operations, statements of stockholders’ equity and statements of cash flows.

“FPA” means the U.S. Federal Power Act.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means (a) any director, officer, employee or representative of any Governmental Entity; (b) any director, officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Entity, including any state-owned or controlled company or organization; (c) any director, officer, employee or representative of any public international organization, such as the United Nations or the World Bank; (d) any person acting in an official capacity for any Governmental Entity, or organization identified above; and (e) any political party, party official or candidate for political office.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Hazardous Materials” means any (a) chemical, product, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic, or that is otherwise regulated due to its harmful or deleterious properties, under any Environmental Law; (b) asbestos containing materials, lead-based paint, toxic mold, polychlorinated biphenyls, per-and polyfluoroalkyl substances, or radon; and (c) any Hydrocarbons.

“Hedging Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons, or any combination thereof.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property Rights” means any and all intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including rights in the following: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisionals, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common law rights and goodwill associated with the foregoing and symbolized thereby) (collectively, “Trademarks”); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable (collectively, “Trade Secrets”); (e) Internet domain name registrations; and (f) all other intellectual property, industrial or proprietary rights.

“Intervening Event” means any Effect after the date of this Agreement that was not known by nor was reasonably foreseeable to the Company Board as of the date of this Agreement; provided that in no event shall the following be taken into account for purposes of determining whether an Intervening Event has occurred: any Effect (a) that involves or relates to an Acquisition Proposal or a Superior Proposal or any inquiry or communications or matters relating thereto; (b) related to the fact that the Company meets or exceeds any internal or analysts’ expectations or projections (provided, that the underlying cause of such change may be taken into account, to the extent not otherwise excluded by this definition); or (c) resulting from any changes or lack thereof in the market price or trading volume of the Company Common Stock (provided, that the underlying cause of such change may be taken into account, to the extent not otherwise excluded by this definition).

“IT Assets” means computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Knowledge” when used in this Agreement (a) with respect to the Company or any of its Subsidiaries means the actual knowledge of the Persons listed on Section 9.14(a) of the Company Disclosure Letter after reasonable inquiry of their respective direct reports and (b) with respect to Parent means the actual knowledge of the Persons set forth in Schedule B to this Agreement after reasonable inquiry of their respective direct reports.

“Laws” means any law, including common law, rule, regulation, ordinance, code, judgment, order, treaty, convention, binding governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity.

“Money Laundering Laws” means any Law governing financial recordkeeping and reporting requirements, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, the U.S. Money Laundering Control Act of 1986, and any applicable money laundering-related Laws of other jurisdictions where the Company and its Subsidiaries conduct business, conduct financial transactions or own assets.

“Most Recent Balance Sheet” means the Company’s most recent consolidated balance sheet included in or incorporated by reference into the Company Reports and publicly available on EDGAR prior to the date of this Agreement.

“NASDAQ” means the NASDAQ Stock Market.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) material oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to a partnership, the certificate of formation and partnership agreement, or comparable documents, (c) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the limited liability company or operating agreement, or comparable documents, and (d) with respect to any other Person, the organizational, constituent and/or governing documents and/or instruments of such Person.

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by Parent or any of its Subsidiaries including, but not limited to, ERISA Plans, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, defined benefit pension plan, equity, equity-based, incentive, bonus, retention, supplemental retirement, profit sharing, insurance, disability, medical, welfare, fringe, vacation or other benefits or remuneration of any kind.

“Parent Expense Amount” means the reasonable, documented, out-of-pocket fees, costs and expenses (including all fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants) incurred or paid by or on behalf of Parent or any of its Subsidiaries in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions (including the Merger, and the issuance of Parent Common Stock in the Merger); provided, however, that in no event shall the Parent Expense Amount exceed $5,000,000.00.

“Parent Expense Reimbursement” means the reasonable, documented, out-of-pocket fees, costs and expenses (including all fees and expenses of law firms, commercial banks, investment banking firms, financing sources, accountants, experts and consultants) incurred or paid by or on behalf of the Company in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the Transactions (including the Merger); provided, however, that in no event shall the Parent Expense Reimbursement exceed $5,000,000.00.

“Parent Material Adverse Effect” means any Effect that has, or would reasonably be expected to have, a material adverse effect on (a) the ability of Parent or its Subsidiaries to consummate the Transactions or (b) the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, except in respect of the Specified Effects, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, or attributable to any of the following shall be deemed to be or constitute a “Parent Material Adverse Effect” or shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the global economy generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices);

(iv) political or geopolitical conditions (including actual or threatened tariffs and sanctions) or acts of war, sabotage, terrorism, civil or political unrest or cyberterrorism (including any escalation or general worsening of any such acts of war, sabotage, terrorism, civil or political unrest or cyberterrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics or weather conditions and any governmental or industry responses thereto;

(vi) the negotiation, execution or announcement of this Agreement, the identity of the Parties, or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

(vii) changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing;

(viii) any change in the stock price or trading volume of the Parent Common Stock, any failure by Parent to meet any analysts’ estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, or any failure by Parent or any of its Subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether a Parent Material Adverse Effect has occurred or may, would or could occur);

(ix) changes in Law or other legal or regulatory conditions, or the interpretation thereof;

(x) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Section 6.2); or

(xi) actual or threatened Transaction Litigation;

provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) –(v) and (ix) disproportionately adversely affect Parent and its Subsidiaries, taken as a whole, as compared to other similarly situated industry participants, in which case only the incremental disproportionate Effect shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur with respect to clause (b).

“Parent Stock Price” means the volume weighted average price per share of Parent Common Stock on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) for the period of the 15 consecutive trading days ending on and including the second full trading day prior to the Effective Time.

“PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, maintenance of uniform interest provisions, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts or Oil and Gas Leases, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or other assessments or governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the Ordinary Course and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Reports;

(d) Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have, individually or in the aggregate, a material and adverse effect on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as Parent may have expressly waived in writing;

(f) all easements, Encumbrances, zoning restrictions, rights-of-way, covenants, restrictions, servitudes, permits, surface leases, and other similar matters in respect of surface operations, and easements and rights-of-way for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way on, over or in respect of any of the properties of the Company or any Subsidiaries of the Company;

(g) all matters disclosed by the public records or that would be disclosed by a current and accurate survey of the Real Property that do not materially interfere with the operation or use of the property or the asset affected thereby;

(h) any Encumbrances (i) discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing) and (ii) arising under the Company Credit Agreements;

(i) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(j) non-exclusive licenses of Company Intellectual Property granted in the Ordinary Course to (i) customers or (ii) vendors providing services to the Company or any Subsidiaries of the Company;

(k) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other matters and encumbrances that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or any Subsidiaries of the Company, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Reports, with respect to such lease, or increase the working interest of the Company or any Subsidiaries of the Company in any Oil and Gas Lease above the working interest shown on the Company Reserve Reports, with respect to such lease; or

(l) non-exclusive licenses of Intellectual Property Rights.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information or data that is considered “personal information,” “personally identifiable information”, “sensitive personal information”, “private information” or similar term under applicable Laws.

“Privacy Laws” means all Laws relating to the privacy, collection, use, retention, storage, sharing, security, disclosure, transfer, disposal and other processing of Personal Information, and all rules and regulations promulgated thereunder.

“Proceeding” means any claim (including a claim of a violation of applicable Law or Environmental Law), action, cause of action, demand, litigation, suit, grievance, audit, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Production Burdens” means any and all royalties (including lessor’s royalties and non-participating royalties), overriding royalties, production payments, shut-in royalties, net profit interests or other burdens upon, measured by or payable out of Hydrocarbon production.

“PUHCA” means the Public Utility Holding Company Act of 2005.

“Qualifying Facility” means a “qualifying facility” as that term is defined in the Public Utility Regulatory Policies Act of 1978.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Revolving Credit Agreement” means that certain Senior Secured Revolving Credit Agreement, dated as of December 24, 2024, among the Company, as borrower, Texas Capital Bank, as administrative agent, the guarantors party thereto from time to time, and the lenders party thereto from time to time, as amended, amended and restated or otherwise modified from time to time.

“Sanctioned Country” means, at any time, a country or territory that is itself the target of comprehensive Sanctions Laws (as of the date hereof, Cuba, Iran, North Korea, Syria, and the Crimea, so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine).

“Sanctions Target” means any Person that is the target of Sanctions, including (a) any blocked or prohibited Person listed on any applicable sanctions list; (b) any Person operating, organized, or ordinarily resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; and (d) any Person that is, in the aggregate, 50% or more owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a), (b) or (c).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source-code, object-code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Specified Subsidiary” means a Subsidiary of the Company listed on Section 9.14(b) of the Company Disclosure Letter.

“Stock Plans” means, collectively, the Company’s 2017 Omnibus Incentive Plan, Amended and Restated 2017 Omnibus Incentive Plan, Second Amended and Restated 2017 Omnibus Incentive Plan and 2022 Omnibus Incentive Plan, in each case as amended or restated from time to time.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement that would result in a Person or group (as defined under Section 13 of the Exchange Act), other than Parent or any of its Subsidiaries or controlled Affiliates, becoming the beneficial owner of, directly or indirectly, more than 50% of the total voting power of the equity securities of the Company (or of the surviving entity in a merger involving the Company, as applicable) or more than 50% of the consolidated net revenues, net income or total assets (including equity securities of its Subsidiaries), of the Company that the Company Board has determined in good faith, after consultation with outside legal counsel and its financial advisor that (a) if consummated, would result in a transaction more favorable to the Company’s Stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of this Agreement proposed by Parent and the time likely to be required to consummate such Acquisition Proposal) and (b) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the proposal.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax” or “Taxes” means any and all taxes and similar charges, duties, levies or assessments in the nature of tax, including, but not limited to, all federal, state, local and foreign income, estimated, business, occupation, corporate, profits, franchise, net income, gross receipts, transfer, stamp, license, capital impact fee, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, tariff and occupancy, imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Return” means all returns, reports, statements or other documents (including elections, declarations, disclosures, schedules, estimates, information returns and any related or supporting information), including any schedule or attachment thereto and any amendment thereof, filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.

“Term Loan Credit Agreement” means that certain Senior Secured Term Loan Credit Agreement, dated as of November 6, 2024, among the Company, as borrower, certain Subsidiaries of the Company, as guarantors, Breakwall Credit Management LLC, as administrative agent, and the lenders from time to time party thereto, as amended by that certain First Amendment, dated as of December 24, 2024, and as otherwise amended, amended and restated or otherwise modified from time to time.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration, excise, real property transfer or gains, and other similar such Taxes and all conveyance fees, recording fees and other similar charges; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar Taxes.

“Treasury Regulations” means the United States Department of the Treasury regulations promulgated under the Code.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the actual knowledge that the taking of such act or failure to take such act would reasonably be expected to result in a breach of this Agreement.

Exhibit A

Form of Certificate of Incorporation of the Surviving Corporation

[Attached]

FORM OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BERRY CORPORATION (bry)

ARTICLE I

NAME

The name of the corporation is: Berry Corporation (bry) (the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The address, including street, number, city, and county of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III

CORPORATE PURPOSE

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (“DGCL”).

ARTICLE IV

AUTHORIZED CAPITAL STOCK

Section 1. The Corporation shall be authorized to issue 1,000 shares of capital stock, all of which 1,000 shares shall be shares of common stock, par value $0.01 per share (the “Common Stock”).

Section 2. Except as otherwise provided by law, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. Each share of the Common Stock shall have one vote and the Common Stock shall vote together as a single class.

ARTICLE V

DIRECTOR REMOVAL

Any one or more directors may be removed, with or without cause, by the vote or written consent of the holders of a majority of the issued and outstanding shares of capital stock of the Corporation entitled to be voted in the election of directors.

ARTICLE VI

BYLAW AMENDMENTS

In furtherance and not in limitation of those powers conferred by law, the board of directors of the Corporation (the “Board”) is expressly authorized and empowered to make, alter and repeal the by-laws of the Corporation (the “By-Laws”).

ARTICLE VII

SHAREHOLDER MATTERS

Meetings of the stockholders shall be held at such place, within or without the State of Delaware as may be designated by, or in the manner provided in, the By-Laws or, if not so designated, at the registered office of the Corporation in the State of Delaware. Elections of directors need not be by written ballot unless and to the extent that the By-Laws so provide.

ARTICLE VIII

AMENDMENTS

The Corporation reserves the right at any time from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereinafter prescribed by law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article.

ARTICLE IX

LIMITATION ON DIRECTOR LIABILITY

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. In the event that it is determined that Delaware law does not apply, the liability of a director of the Corporation to the company or its stockholders for monetary damages shall be eliminated to the fullest extent permissible under applicable law. Any repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE X

INDEMNIFICATION OF DIRECTORS AND OFFICERS

(A) Generally. Each person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager, employee or agent of another corporation or of a limited liability company, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter, a “Covered Person”), whether the basis of such proceeding is alleged action or inaction in an official capacity or in any other capacity while serving as director, officer, manager, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the DGCL, as amended from time to time (but in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such Covered Person in connection therewith, and that indemnification shall continue as to a Covered Person who has ceased to be a director, officer, manager, employee or agent and shall inure to the benefit of his or her heirs, executors, administrators and personal and legal representatives; provided, however, that, except as provided in paragraph (C) of this Article, the Corporation shall indemnify any such Covered Person seeking indemnification in connection with a proceeding (or part thereof) initiated by that Covered Person, only if that proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this Article shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL, as amended from time to time, requires, the payment of such expenses incurred by a director or officer in his capacity as a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced, if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article or otherwise. No director or officer will be required to post any bond or provide any other security with respect to any such undertaking.

(B) Primary Indemnitor. The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the By-Laws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph.

(C) Right of Claimant to Bring Suit. If a claim under this Article is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant also shall be entitled to be paid the expense of prosecuting that claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the required undertaking, if any, is required and has been tendered to the Corporation) that the claimant has failed to meet a standard of conduct that makes it permissible under Delaware law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board, its independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, its independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(D) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, the By-Laws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board or otherwise.

(E) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, manager, employee or agent of the Corporation or another corporation, limited liability company, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against that expense, liability or loss under Delaware law.

(F) Expenses as a Witness. To the extent any director, officer, manager, employee or agent of the Corporation is by reason of such position, or a position with another entity at the request of the Corporation, a witness in any action, suit or proceeding, he or she shall be indemnified against all costs and expenses actually and reasonably incurred by him or her or on his or her behalf in connection therewith.

(G) Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

(H) Severability. If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article (including, without limitation, each portion of any paragraph of this Article containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article (including, without limitation, each such portion of any paragraph of this Article containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

(I) Nature of Rights; Amendments to this Article. The rights conferred upon indemnitees in this Article shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any repeal, amendment or modification of this Article or any of the provisions hereof shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

Schedule A

Company Disclosure Letter

[Intentionally omitted]

Schedule B

Knowledge of Parent

[Intentionally omitted]